As filed with the Securities and Exchange Commission on March 30, 2001

                           REGISTRATION NO. 333-57108
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                      ------------------------------------
                        PRE-EFFECTIVE AMENDMENT NO. 2 TO
                        FORM SB-2 REGISTRATION STATEMENT
                        UNDER THE SECURITIES ACT OF 1933
                      ------------------------------------
                        WORLDWIDE WIRELESS NETWORKS, INC.
                 (NAME OF SMALL BUSINESS ISSUER IN ITS CHARTER)

           NEVADA                     7389                      88-0286466
(STATE OF INCORPORATION)  (PRIMARY STANDARD INDUSTRIAL       (I.R.S. EMPLOYER
                           CLASSIFICATION CODE NUMBER)    IDENTIFICATION NUMBER)

                      770 THE CITY DRIVE SOUTH, SUITE 3700
                            ORANGE, CALIFORNIA 92868
                                 (714) 937-5500
          (Address and Telephone Number of Principal Executive Offices
                        and Principal Place of Business)
                      ------------------------------------

Approximate date of commencement of proposed sale to the public: from time to time after the effective date of this registration statement. From time to time after the effective date of this registration statement.

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. /X/

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box. / /

CALCULATION OF REGISTRATION FEE

TITLE OF EACH CLASS OF         AMOUNT TO BE   PROPOSED   PROPOSED    AMOUNT OF
SECURITIES TO BE REGISTERED    REGISTERED     MAXIMUM     MAXIMUM   REGISTRATION
                                              OFFERING   AGGREGATE      FEE
                                              PRICE PER  OFFERING
                                               SHARE       PRICE
- - ---------------------------  ------------  ---------  ----------   -------
Common stock, $0.01 per share    1,562,500      $0.19       $296,875   $44.93(3)
par value

Common stock, $0.01 per share   16,000,000(2)   $0.19     $3,040,000  $460.00(3)
par value


(1) Closing price on March 28, 2001, pursuant to Rule 457(c) under the Securities Act.
(2) Most of the shares registered pursuant to this prospectus will become issuable upon the conversion of convertible debentures issued by the registrant.
(3) A registration fee of $504.93 was paid by Worldwide Wireless on March 16, 2001. No additional shares are being filed with this pre-effective amendment.

The registrant amends this registration statement on the date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on the date as the commission, acting pursuant to said
Section 8(a), may determine.

SUBJECT  TO  COMPLETION,  PRELIMINARY  PROSPECTUS  DATED  March 28, 2001

PROSPECTUS

17,562,500 shares of common stock

The information in this prospectus may be changed. The selling stockholders may not sell their common stock until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell common stock, and it is not soliciting an offer to buy common stock, in any state where the offer or sale of common stock is not permitted. THE SALE OF COMMON STOCK BY THE SELLING STOCKHOLDERS HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION NOR HAS THE COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The selling stockholders listed on page 16 of this prospectus are offering for sale up to 17,562,500 shares of our common stock. All proceeds from the sale of common stock under this prospectus will go to the selling stockholders. We will not receive any proceeds from the sale of common stock. Of the 17,562,500 shares offered in this prospectus, 16,000,000 will be issuable upon the conversion of convertible debentures.

Our common stock is traded under the symbol "WWWN" on the OTC Bulletin Board. The last reported sale price on the OTC Bulletin Board for our common stock on March 28, 2001 was $0.19 per share.

INVESTING IN OUR COMMON STOCK INVOLVES A HIGH DEGREE OF RISK. SEE THE "RISK FACTORS" SECTION BEGINNING ON PAGE 5 OF THIS PROSPECTUS.

The date of this prospectus is March 30, 2001.


TABLE OF CONTENTS
                                                                         Page
ITEM  3:  SUMMARY INFORMATION AND RISK FACTORS                             3
ITEM  4:  USE OF PROCEEDS                                                 14
ITEM  5:  DETERMINATION OF OFFERING PRICE                                 15
ITEM  6:  DILUTION - not applicable                                       14
ITEM  7:  SELLING SECURITY HOLDERS                                        15
ITEM  8:  PLAN OF DISTRIBUTION                                            17
ITEM  9:  LEGAL PROCEEDINGS                                               18
ITEM 10:  DIRECTORS, OFFICERS, PROMOTERS AND CONTROL PERSONS              19
ITEM 11:  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL
                           OWNERS AND MANAGEMENT                          21
ITEM 12:  DESCRIPTION OF SECURITIES                                       24
ITEM 13:  INTERESTS OF NAMED EXPERTS AND COUNSEL                          28
ITEM 16:  DESCRIPTION OF THE BUSINESS                                     29
ITEM 17:  MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                           FINANCIAL CONDITION AND RESULTS OF OPERATIONS  36
ITEM 18:  DESCRIPTION OF PROPERTY                                         42
ITEM 19:  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS                  42
ITEM 20:  MARKET FOR COMMON EQUITY AND RELATED
                            STOCKHOLDER MATTERS                           43
ITEM 21:  EXECUTIVE COMPENSATION                                          44
ITEM 22:  FINANCIAL STATEMENTS                                           F-1
ITEM 23:  CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS                 F-30
ITEM 24:  INDEMNIFICATION OF DIRECTORS AND OFFICERS                     II-1
ITEM 25:  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION                   II-1
ITEM 26:  RECENT SALES OF UNREGISTERED SECURITIES                       II-1
ITEM 27:  EXHIBITS                                                      II-7
ITEM 28:  UNDERTAKINGS                                                 II-11



ITEM 3:  SUMMARY INFORMATION AND RISK FACTORS

Prospectus Summary

As used in this prospectus, unless the context otherwise requires, the terms "we," "us" or "Worldwide Wireless" mean Worldwide Wireless Networks, Inc., doing business as Global Pacific Internet in the State of California. This summary highlights information which is contained in more detail elsewhere in this prospectus, and which we feel is material for an investor to consider and understand before making a decision to invest in our company. You should read the entire prospectus carefully.

Worldwide Wireless Networks, Inc.

Worldwide Wireless Networks, Inc. was incorporated in the state of Nevada on June 10, 1992 as Second Investors Group, Inc. On June 19,1998, Second
Investors changed its corporate name to Progressive Environmental Recovery Corporation. On March 5, 1999, Progressive Environmental changed its corporate name to Worldwide Wireless Networks, Inc. We were originally organized as a "blank check" company and our purpose was to seek out investment opportunities in emerging technology companies. In early 1999, we identified a privately-held corporation, Pacific Link, Inc. ("Pacific Link"), which was engaged in the marketing and sale of wireless internet services in Southern California under the trade name Global Pacific Internet. We remained inactive until our reverse merger with Pacific Link Internet, Inc. in April 1999, through which we acquired all of the business assets of Pacific Link. (See: "Management's Discussion and Analysis - Reverse Merger Treatment.")

We are a networking solutions company which specializes in providing our customers with high-speed Internet access using our own wireless network. Other products we provide include direct service links, which are connections of a customer's computer network to the Internet via our wireless network, and frame relay connections, which are wired connections between a customer's computer and a router which sends the data to the desired end connection. We also provide web hosting and network consulting. We serve all sizes of commercial businesses, including the home office market.

We have a short operating history, and have experienced cumulative operating losses of $7,190,000 as of December 31, 2000, primarily due to continued investments we have made in an effort to expand our existing network. In an effort to gain profitability, we have postponed our earlier expansion plans for an indefinite period of time so that we can concentrate on enhancing our services in Orange County, California. We anticipate that we will be forced to continue to raise funds through the sale of debt and/or equity instruments, which may greatly dilute the percentage of ownership whichthat our existing
shareholders own of our company.   If we are unable to access this capital,
then we will be unable to achieve profitability as planned. Management has developed a cost reduction plan which is currently being implemented. This plan will allow us to focus on our efforts in Orange County, California, during the near-term.

Large scale commercial operations began in April 1999 and, as of December 31, 2000, we provided high-speed wireless services to approximately 280 commercial customers. Our high-speed wireless network currently serves approximately 85% of the Orange County, California area. Although we had began to expand into Los Angeles County, California, and other areas outside of California, we are in the process of terminating activities in those areas temporarily so that we can focus on enhancing our Orange County, California business, gain profita-bility and then resume our expansion plans. We deliver wireless services to our customers, ranging from 256 kbps to 100 mbps to our customers, which are high speed Internet access options. We opened a co-location facility providing central office services to 12 customers as of December 31, 2000.
To facilitate our market expansion we hired a direct sales force with support and management teams. We do not anticipate a reduction of our employees due to the move away from expansion, as our sales force will redirect all efforts to Orange County, California.


Our name, Worldwide Wireless Networks, was designed to indicate to customers and others our vision of providing our high-speed Internet access services through the development of an international network.
We are a very young company, and to date our operations have been primarily focused on growing our Southern California customer base. With the exception of our investment in Bridge Technologies, described later in this prospectus, we have no current international operations or offices. As we mature, our business objective is to further develop our international operations, as we believe that the wireless technologies we provide are well-suited for the international market-place. Due to a conflict with corporate names in California, Worldwide Wireless is doing business as "Global Pacific Internet" in California. We are reviewing what, if anything, can be done to resolve that conflict, while at the same time determining what actions we may be able to take to further protect the name Worldwide Wireless Networks in general. As of the date of this prospectus, we are not aware of any other conflict involving our name in any other jurisdiction, although there can be no guarantee that none exists or will not develop in the future. (See: Risk Factors - "Risks Relating to Our Business.")

We are incorporated under the laws of the State of Nevada. Our principal executive offices are located at 770 The City Drive South, Suite 3700, Orange, California 92868 and our telephone number is
(714) 937-5500.

The Offering

common stock offered by the selling stockholders,     17,562,500 shares
of which only 262,500 shares are outstanding as of the date of this prospectus

Total common stock outstanding as of the date of
this prospectus                                       15,325,754 shares

Use of Proceeds. We will not receive any proceeds from the sale of shares of common stock by the selling stockholders. We may, however, receive proceeds from the exercise of the warrants should the holders of the warrants choose to exercise them (which is solely in the holders' discretion).

Risk Factors. An investment in the common stock offered in this prospectus involves a great deal of risk. See the section called
"Risk Factors."

Our OTC Bulletin Board symbol                         "WWWN"

The information above about our outstanding common stock is based on information as of March 28, 2001. This information does not include:

(a) 895,911 shares of common stock reserved for issuance upon exercise of options granted under our 1999 Stock Option Plan;

(b) 392,500 shares of common stock reserved for issuance upon exercise of options granted to Cliff Bream as part of his Separation Agreement with Worldwide Wireless; 1,225,000 shares of common stock issuable upon the exercise of outstanding warrants we issued to Whitsend Investments Ltd., Columbia Financial Group, Inc., Trinity Capital Advisors, Inc. and AMRO International, S.A., which were registered under our prior registration statement.

(c) on Form SB-2 (Number 333-42774), declared effective by the SEC on February 12, 2001; 930,525 shares of common stock issuable upon the exercise of convertible debentures we issued to AMRO International, S.A. and Trinity Capital Advisors, Inc., which were registered under our prior registration statement on Form

(d) SB-2 (Number 333-42774), declared effective by the SEC on February 12, 2001; and

(e) 9,814,535 shares of common stock issuable under the terms of a private equity line of credit with Whitsend Investments Ltd., which were registered under our prior registration statement on Form SB-2 (Number 333-42774), declared effective by the SEC on February 12, 2000.


Except as otherwise indicated, all references in this prospectus to the number of shares of common stock outstanding do not include any of these shares.

RISK FACTORS

An investment in our common stock is highly speculative, involves a high degree of risk and should be considered only by those persons who are able to afford a loss of their entire investment. In evaluating our business, prospective investors should carefully consider the following risk factors in addition to the other information included in this prospectus.

Risks Relating to our Financial Condition

We have a history of net losses, a significant working deficit and expect that losses will continue in the future even if the growth capital we need is obtained.

For the twelve months ended December 31, 2000 we incurred a net loss of $4,655,372. For the fiscal years ended December 31, 1999 and 1998, we incurred net losses of $2,051,252 and $330,183, respectively. We have incurred a net loss in each year of our existence, and have financed our operations primarily through the sale of equity and debt securities. We expect to continue to incur net losses for the foresee-able future, as we make further capital investment into building our infrastructure and developing our wireless networks within Orange County, California. Even if we are successful in attracting the capital we need, we may not be able to achieve or sustain significant revenues or profitability on a quarterly or annual basis in the near future.

In light of our historical experiences and the lack of resources available to smaller companies in our industry generally, we may be unable to obtain the financing we need to fund our current business plan or continue our operations.

We have experienced significant cash flow difficulties during the last several years, particularly in our efforts to expand. In an effort to gain profitability, we have moved away from our earlier expansion plans, and are focusing on enhancing our business in Orange County, California. The purpose behind this change of strategy is first to achieve profita-bility within Orange County, California and then move forward with our expansion plans in other areas. Our ability to exercise our modified business objectives could be significantly impacted if we are unable to raise additional financing and resolve our outstanding liabilities.
We will need additional financing to continue our operations, manage our outstanding indebtedness and execute our business plan. If we are unable to obtain the financing we need, through transactions like the ones with the selling stockholders described in this prospectus, our ability to expand our networks would be stalled, and we would most likely remain a small, regional wireless operator with a very limited opportunity to increase our profitability from operations. We are presently negotiating with potential financing sources in an attempt to raise additional debt or equity capital, but we may not be able to do so in sufficient amounts, or under terms which are favorable to us. Other than the arrangements we have with the selling stockholders described in this prospectus, we have no firm commitments, agreements or understandings regarding additional financing.

Risks Relating to our Business

Our unproven business model may result in our inability to grow our business, realize potential profits, withstand competitive forces or sustain our operations.

Our business model depends upon our ability to develop and market wireless technologies, services and products that allow our customers to integrate both Internet and traditional sales channels. The potential profitability of this business model is unproven. Alternatively, we may be forced by competitive pressures, industry consolidation or otherwise, to change our business model. Our business model may not be successful and we may not sustain revenue growth or achieve or sustain profitability.

Our debt and equity funding sources may be inadequate to finance future acquisitions and, even if they are, our financial condition may be adversely affected by the high borrowing costs of debt, or the highly-dilutive impact of equity, if we are unable to obtain funding on reasonable terms.

We believe that making acquisitions of businesses and products which complement our core business services will ultimately be an important element of our business strategy. Our ability to engage in these acquisitions depends on our ability to establish a profitable business in Orange County, California and, subsequently, to be able to obtain debt or equity financing. These types of financing may not be available for us in the future or, if they are, they may not be available on terms acceptable to us. Our inability to obtain this financing could make us unable to pursue our acquisition strategy in the future. Debt financing may require us to pay significant amounts of interest and principal payments, reducing the resources available to us to expand our existing businesses. Some types of equity financing may be highly dilutive to our stockholders' interest in our assets and earnings.

We are a technology-based company that depends upon intellectual property rights to develop, market and sell our products and services, but we may not be able adequately to protect these intellectual property rights, either because someone has a superior claim on these rights or because we do not have adequate financial resources to protect our own claims.

As a high-technology company, we may need to rely on a combination of trademarks, copyrights, patent rights, contractual rights, trade secrets and other intellectual property rights to protect our business plan and our proprietary products and services from infringement or unauthorized use by third parties. We intend to monitor closely, and take steps to protect, our intellectual property rights, including by obtaining signed non-disclosure agreements prior to disclosing confidential information.
We have not, however, filed for statutory protection of any of our intellectual property, either through the registration of federal or state trademarks, service marks, copyrights or patents, and it may be that third parties have or could develop superior rights to our intellectual property before we are able to file for this protection. To the extent that any third party already has a superior claim to any of these rights, which could exist if they began using the right earlier in time than we did, we may not ever be able to protect our rights. Even if no competing rights are claimed by any third party at this time, our financial condition does not make it feasible to file for intellectual property right protection for all of our intellectual property rights in all jurisdictions where we may conduct business. By the time we may be able to do so financially, a third party could have developed a prior claim to these rights which would render us unable to file for protection at that time.

As an example, we have been unable to file to do business in the State of California under the name Worldwide Wireless Networks, Inc., and have had to continue to use the name Global Pacific Internet, due to a conflict with a company that had a prior existing claim to Worldwide Wireless Networks name in that state. While our management does not believe that the inability to use this name in California has had an adverse effect on its business operations there, it may in the future or other similar conflicts may be discovered which could have an adverse impact on our ability to conduct business as we want to. Similarly, if any party were to assert that our proprietary technology infringed upon the rights of others, the costs of defending against these claims can be so large that it could have a negative impact on our business, financial condition and/or future prospects, even if we were ultimately found to have done nothing wrong.

We may face potential claims if our clients conduct harmful or illegal activities using our products and services and, even if these claims are without merit, they could harm our business and reputation by causing us to expend significant resources to defend ourselves.

Some of our products and services involve the transmission of information over the Internet. Our products or services could be used to transmit harmful applications, negative messages, unauthorized reproduction of copyrighted material, inaccurate data or computer viruses to end users. Any transmission of this kind could damage our reputation or give rise to legal claims against us. We could spend a significant amount of time and money defending these legal claims.

In addition, our clients may not comply with federal, state and local laws when promoting their products and services. We cannot predict whether our role in facilitating these marketing activities would expose us to liability under current or future laws. Any claims made against us could be costly and time consuming to defend, even if we ultimately prevail in, or are dismissed from, these cases. If we are exposed to this kind of liability, we could be required to pay substantial fines or penalties, redesign our business methods, discontinue some of our services or otherwise expend resources to avoid liability.

If we are unable to adapt to the rapid technological changes which are prevalent in the wireless communications industry today, it may adversely impact our ability to market our products effectively, withstand competition or meet our customers' technological requirements, any of which could have an adverse impact on our financial condition.

The wireless communications market is characterized by rapidly changing technologies, frequent new product and service introductions, short development cycles and evolving industry standards. The recent growth of the Internet, and intense competition from both US and foreign companies in our industry, exacerbate these market characteristics. Our future success will depend on our ability to adapt to rapidly changing technologies by maintaining and improving the performance features and reliability of our services. We may experience technical difficulties that could delay or prevent the successful development, introduction or marketing of new products and services. In addition, any new enhancements to our products and services must meet the requirements of our current and prospective users. We could incur substantial costs to modify our infrastructure and our range of products and services to adapt to rapid technological change. Our inability to adapt quickly could cause us to incur losses and require additional capital expenditures which would affect the value of our business and of the securities being offered in this prospectus.

We may be unable to expand our wireless networks if we cannot reliably depend on the development of the infrastructure of the Internet generally. Demand for our Internet-based products and services could be adversely affected if consumers are concerned about the integrity of the Internet, including with respect to security, capacity, reliable performance and other factors.

A number of factors may inhibit Internet usage, including inadequate network infrastructure, security concerns, inconsistent quality of services, and lack of availability of cost-effective, high-speed service. If Internet usage grows, its infrastructure may not be able to support the demands placed on it by this growth and its performance and reliability may decline. In addition, a number of Web-based businesses have experienced interruptions in their services as a result of outages and other delays occurring throughout the Internet. We depend upon consumer confidence in, and the reliability of, the Internet to market and sell our wireless services to our customers. If outages or delays occur frequently on the Internet in the future, Internet usage, and the usage of our products and services, could grow more slowly or decline, and this could result in lower earnings for our shareholders.

We may not be able to locate, or afford to purchase, sufficient points-of-presence to conduct our operations in the jurisdictions where we are seeking to do business and, even if we are able to find sufficient space, if the availability of points-of-presence is or becomes scarce, the competition for sites among wireless providers and others may drive up the price of these sites to a level which is not feasible economically for us or which we cannot afford.

As the market for wireless products and services matures, the roof-top spaces and other locations available to place radios and antennae, known in the industry as a point-of-presence, or a POP, may become scarce. The effect of this would be to increase, perhaps significantly, the rental values associated with leasing these roof-top and other rights, to the extent that we are able to identify sufficient space in our required locations at all. We may not be able to compete effectively with much larger wireless providers that have better resources available to them with which to acquire roof-top rights and other POP locations. If that happens, the quality and scope of our services could be greatly restricted, which would have a negative impact upon our business and financial condition.

If we are unable to form strategic alliances, we may be unable to withstand the competitive pressures of larger companies with greater resources, which would make it more difficult, if not impossible, to grow our wireless network.

We intend to focus on developing, operating, and entering into strategic relationships with third parties to quickly implement our business plan and to provide promotional and other direct marketing services utilizing telephony, the Internet and wireless communications. To accomplish our strategy, we will be competing with national and international wireless service providers desiring to invest in identical opportunities. Many of these competitors will have longer operating histories, greater name recog-nition, larger client bases and significantly greater financial, technical and marketing resources than us. To combat these market differences, we intend to pursue a strategy of seeking strategic relationships with larger companies that can support our efforts. If we are unable to attract the interest of these strategic partners, or to negotiate arrangements with them that are favorable to us, then we may be unable to compete effectively with the larger competitors discussed above.

We have, and may continue to, engage in strategic transactions with other companies involving the mutual exchange of stock and, if the value of the stock we receive in these transactions falls below the value we have given up, it could have a material adverse impact upon our financial condition and the market value of our stock.

Some of our strategic alliances with other corporations have involved, and future arrangements may continue to involve, our making investments in the stock of our strategic partners. However, our investments may decline in value after the date we acquire the strategic partner's stock. This has already happened in the case of Bridge Technology, Inc. The Company is taking an other-than-temporary loss of $500,000 on its original investment of $1,200,000, and an unrecognized loss of $400,000, both of which are recorded on our year-end December 31, 2000 Income Statement. (Please refer to Note 3 of our Financial Statements for more information). Also, in some cases, if our management decides that there is long-term strategic value in a mutual stock investment transaction, we may agree to participate in that transaction even where the value of the partner's stock received by us is less than the value of the WWWN stock given up by us in the transaction. If the value of any stock in which we have invested never increases to the expected level, or if it declines significantly, it could have a material adverse impact on our financial condition. Furthermore, if we are ever deemed to have paid more in stock value than we have received from a strategic partner in a mutual stock transaction, then we may be required under applicable accounting rules to record a charge to our earnings which could also have a material adverse impact upon our financial statements and the market value of our stock.

Our operating results and financial condition could be negatively impacted by currently pending or future legal proceedings.

From time to time, we are involved in litigation incidental to our business. Even if we are successful in any given lawsuit, litigation can be expensive and time consuming to prosecute or defend, and could cause our customers to delay or cancel purchase orders until these lawsuits are resolved. Currently, we are involved in a lawsuit with Pacific Industrial Partners, LLC ("PIP") and a lawsuit against Sean Loftis and 1st Universe. We are currently in settlement negotiations with PIP. If we are unable to have Worldwide Wireless dismissed from the lawsuit filed against us by PIP, and they were to prevail on all or a significant portion of their claims against us, then enforcement of the judgment would have a materially adverse impact upon us and our financial condition. (See: Item 9 - Legal Proceedings.)

Actions previously taken by our management, including making statements in public press statements about the condition of our Company and the value of our stock while we had shares in registration with SEC, may have caused violations of applicable federal and state securities laws.

If we are found to have violated these laws, it could result in penalties against us that could have a material adverse effect on our financial condition, market price and future stock activity. Also, if any person purchased or was offered any of our securities in any public or private transaction during the time period in which we may be found to have been in violation of applicable securities laws, they may be entitled to seek rescission or other monetary damages against us. Our operating results and financial condition could also be negatively impacted, and trading in our shares could be adversely affected, if we are found to have committed any violations of applicable federal or state securities laws, including the making of any statements about the value or quality of our stock while we have any securities in registration.

We have participated in press interviews while our shares were in registration with the SEC, including in a live oral interview over the Internet, in which Jack Tortorice, the former President of WWWN, is quoted as saying that he felt the stock of wireless network companies, including WWWN, was under-valued in the market. He stated that he believed we would realize gross revenues in excess of four to six million dollars for fiscal year 2000 , which did not happen. These and other similar statements made by him in public settings and in the press may be deemed to violate the securities laws, including potentially Section 5 of the Securities Act. Mr. Tortorice also stated that, "[w]e've probably got the largest wireless license-free revenue stream coming for our company than any other company in the United States right now." At the time of this statement, based upon his industry knowledge, Mr. Tortorice believed this statement to be true, but it may not be. Our management has not deliberately attempted to circumvent or take actions in violation of any securities laws, and has taken steps to better familiarize itself with its obligations regarding the communication of statements as a publicly-reporting company. However, if it were found to have violated any of these regulations, and if these violations resulted in any discernable impact on the market for our stock, our failure to comply could have significant ramifications even if the intentions of management making these statements was not malicious or fraudulent. If we are ever deemed to have published any statement which is in violation of securities laws applicable to the "quiet period" while our shares are in registration, or if we otherwise violate any federal or state securities law applicable to our company or its shares, we could subject the company and individual members of its management and board of directors to liability, which could include sanctions, financial penalties and the imposition of restrictions on the trading of our shares, any of which could have a material adverse effect upon our financial condition, our ability to raise financing in the future and our shareholders. Similarly, if any person purchased or was offered our securities during any period in which we may be found to have been in violation, they may be entitled to rescission of their purchase, a refund of their money, and, potentially, other monetary damages.


Risks Related to our Stock

We have a limited trading market, and given the historical trading patterns of our stock, as well as highly unpredictable changes in the public stock markets generally, the price of our common stock may be quite volatile for some time. Our trading price has, in fact, declined very rapidly over the past several months, amid very erratic trading patterns, and with no sign of becoming less volatile in the foreseeable future.

There is a limited public trading market for our common stock on the OTC Bulletin Board. We cannot assure you that a regular trading market for our common stock will ever develop or that, if developed, it will be sustained. As is the case with the securities of many emerging companies, the market price of our common stock may also be highly volatile. Factors including our operating results and announcements by us or our competitors of new products or services, may significantly impact the market price of our securities. Similarly, many of the capital-raising activities we have engaged in, or may be required to enter into in the future to obtain needed funds, have resulted in, and may in the future result in, large blocks of stock being held by professional investors who may from time to time release these shares into the market place in a manner which could have a highly depressive effect on the public market and valuation of our shares at any given time and for any given period. Ultimately, we have no control over the schedule or timing of how these shares may be sold in the future, nor will we likely have advance knowledge of these releases, and therefore our stock prices may be affected significantly in the future by these activities which, in some circumstances, could have a material and adverse impact on the stock price of our shares for a long time.
If this were to happen, it could materially affect our ability to raise funds under favorable terms in the future.

Our stock trading price has declined rapidly during the past several months, and the volume of our stock's trading has been highly volatile during the same period. We have no specific knowledge as to why our stock trading prices and volume have been so erratic, nor is it likely that these trading patterns are likely to become more stable in the foreseeable future.

Our shares have traded at low prices, and are currently subject to penny stock regulations, which may have the effect of exacerbating the volatility of our stock's price and trading patterns. Additionally, the additional requirements imposed on broker-dealers who trade in penny stocks may reduce the speed at which transactions involving penny stocks can be effected, and may also reduce the number of broker-dealers willing to engage in such transactions, either of which can adversely impact an investor's ability to trade shares of our stock as rapidly as may be desired.

Broker-dealer practices in connection with transactions in "penny stocks" are regulated by various penny stock rules adopted by the Securities and Exchange Commission. Penny stocks generally are equity securities with a price of less than $5.00 (other than securities registered on some national securities exchanges or quoted on the Nasdaq system, provided that current prices and volume information with respect to transactions in these securities are provided by the exchange or system). The penny stock rules require a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from the rules, to deliver a standardized risk disclosure document that provides information about penny stocks and the risks in the penny stock market. The broker-dealer also must provide the customer with current bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson in the transaction, and monthly account statements showing the market value of each penny stock held in the customer's account. In addition, the penny stock rules generally require that prior to a transaction in a penny stock the broker-dealer make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser's written agreement to the transaction. These disclosure requirements may have the effect of reducing the level of trading activity in the secondary market for our stock when there is penny activity and our stock becomes subject to the penny stock rules, and potentially could have a depressive effect on the price of our shares generally.

We expect to enter into future agreements, which result in significant dilution or substantial indebtedness, without stockholder approval. Stockholders may be unable to review proposed agreements before they are signed.

In all likelihood, stockholders will be unable to review the terms of or vote on any potential relationships into which we may enter. Consequently, stockholders are dependent upon the Board of Directors' judgment with respect to transactions of this nature. These transactions, if realized, may involve the issuance of a significant number of additional equity securities which could cause significant dilution or the incurrence, assumption or issuance by us of substantial indebtedness and the undertaking by us of material obligations including, among other things, long-term employment, consulting or management agreements.

The exercise or conversion of our outstanding derivative securities into common stock, as well as the issuance of common stock upon our use of the equity line of credit described later in this prospectus, will dilute the percentage ownership of our other stockholders, and the sale of this common stock in the open market could adversely affect our market capitalization by having a depressive effect on, and potentially significantly driving down the price of, our common stock.

As of December 31, 2000, outstanding options and warrants equaled 2,513,411, in addition to the convertible debentures we issued to AMRO International S.A. and Trinity Capital Advisors, Inc. having an aggregate principal amount of $1,000,000. More options can be granted in the future under our employee benefit plan. Substantially all of the shares of common stock underlying these securities are to be registered for unrestricted resale under the Securities Act. The exercise or conversion of outstanding stock options, warrants or other convertible securities will dilute the percentage ownership of our existing stockholders.

Our issuance of further shares and the eligibility of issued shares for resale will dilute our common stock and may lower the price of our common stock.

The common stock being offered in this prospectus represents 17,562,500 shares, and if all warrants and convertible debentures are exercised and converted, the common stock to be registered in this statement will represent 53.4% of our total issued and outstanding shares of common stock. If you invest in our common stock, your interest will be diluted to the extent of the differences between the price per share you pay for the common stock and the pro forma as adjusted net tangible book value per share of our common stock at the time of sale. We calculate net tangible book value per share by subtracting from our total assets all intangible assets and total liabilities, and dividing the result by the number of outstanding shares of common stock. Furthermore, we may issue additional shares, options and warrants and we may grant additional stock options to our employees, officers, directors and consultants under our stock option plan, all of which may further dilute our net tangible book value.

Our sale of shares upon conversion of debentures and exercising our equity line of credit for shares at a price below the market price of our common stock will have a dilutive impact on our stockholders and could adversely effect our market capitalization by having a depressive effect on, or significantly driving down the price of, our common stock.

We have issued debentures to AMRO International S.A. and Trinity Capital Advisors, Inc., some of whch have been converted into common stock at a discount to the then-prevailing market price of our common stock. Discounted sales resulting from the conversion of the debentures could have an immediate adverse effect on the market price of the common stock. To the extent that debenture and warrant holders convert their securities and sell the underlying shares into the market, the price of our shares may decrease due to the additional shares in the market.

In addition, any sales in the public market of shares of our common stock issuable upon the exercise or conversion of stock options, warrants or convertible securities, or the perception that these sales could occur, may adversely affect the prevailing market price of our common stock, and may result in depressing our share price generally and, potentially, driving our price down significantly in a short period of time. Moreover, our ability to obtain additional equity capital could be adversely affected since the holders of outstanding warrants and options will likely exercise these securities when we probably could obtain any needed capital on terms more favorable than those provided by these securities. We lack control over the timing of any exercise or the number of shares issued or sold if this exercise occurs.

We have also entered into a private equity line of credit, described later in this prospectus, under which we can draw down financing in exchange for issuing shares of our common stock. These shares will be issued to the lender providing this line of credit at a significant discount from our market price for shares and, if sold into the market in large blocks, could also have a depressive effect on the market price for our shares. This, in turn, could make it more difficult for us to obtain needed financing under terms favorable to us.

The future sale of large blocks of currently restricted shares which now exist or which may be issued by us in the future could decrease the market price of our common stock and impair our ability to raise capital. We may have no ability to know about or to control the timing and/or the amount of restricted stock which private investors may sell into the market in the future.

Future sales of common stock by existing stockholders under exemptions from registration or through the exercise of outstanding registration rights could materially adversely affect the market price of our common stock and could materially impair our future ability to raise capital through an offering of equity securities. A substantial number of shares of common stock are, or in the near future will be, available for sale under exemptions from registration, or are being registered registration rights. We are unable to predict the effect, if any, that market sales of these shares, or the availability of these shares for future sale, will have on the prevailing market price of our common stock at any given time.

ITEM 4:  USE OF PROCEEDS

The selling stockholders will receive all of the proceeds from the sale of the shares of common stock offered under this prospectus. We will not receive any of the proceeds from the sale of shares of common stock by the selling stockholders. Some of the shares of common stock included in this prospectus will come from the exercise of warrants, or the conversion of convertible debentures, which have been sold by us to some selling stockholders. These selling stockholders have no obligation to exercise or convert their securities, and Worldwide Wireless may never receive any additional proceeds from them. Any proceeds we do receive from them will be contributed to working capital and will be used for general corporate purposes.

ITEM 5:  DETERMINATION OF OFFERING PRICE

Each selling stockholder will determine the offering price at which the shares included in this prospectus will be sold.

ITEM 6:  DILUTION - not applicable

ITEM 7:  SELLING SECURITY HOLDERS

Below is a table identifying the selling stockholders offering shares through this prospectus, which includes:

- the number of shares of common stock currently owned by each selling stockholder;

-      the number of shares being offered by each selling stockholder; and

- the number and percentage of shares of common stock to be held by each selling stockholder after the completion of this offering, assuming that all shares being offered by this prospectus are sold.

In certain cases, the selling stockholders do not now own beneficially the shares of our stock referenced in the table below. These shares have been included because the selling stockholders could receive up to the amount of shares indicated for each selling stockholder within sixty days of the date of this prospectus. In some cases, the selling stockholders may receive their shares through the exercise of warrants or convertible debentures, the terms of which are described later in this prospectus.

Except as otherwise indicated in the footnotes to the table below, no selling stockholder has been an officer, director or employee of Worldwide Wireless during the past three years. The selling shareholders have represented that none of them are broker-dealers or affiliates of broker-dealers. The inclusion of any shares in this prospectus does not necessarily mean that the selling stockholders will sell all or any of the common stock and, if they do, we have no way of knowing at what prices these sales might occur.

The selling stockholders provided us with all of the information contained in this prospectus regarding themselves and their share ownership.
Because the selling stockholders may sell all or part of their shares, we are unable to estimate the number of shares that will be held by any selling stockholder in the future. Beneficial ownership is determined in accordance with SEC rules, and generally includes the voting or investment power that any person has over securities. In calculating the percentage ownership of each selling stockholder that owns options, warrants or convertible debentures, we have counted the shares of common stock underlying these securities as outstanding shares if those securities could be exercised for, or converted into, common stock within 60 days from the date of this prospectus. (See "Plan of Distribution.")

                                                 NUMBER OF
                                                   SHARES
                                                BENEFICIALLY     NUMBER OF SHARES
NAME AND ADDRESS OF  THE                        OWNED PRIOR TO      OFFERED BY
SELLING STOCKHOLDERS                            THE OFFERING     THIS PROSPECTUS


Sinclair Davis Trading Corporation                 262,500          262,500
108 Harbor Rd
Head of the Harbor, New York 11780
(Brooke Bray has control over the stock)

AMRO International, S.A.                            815,435      12,000,000(1)
c/o Utra FinanceGrossmunster Platz 26

Zurich CH 8022 Switzerland
(H.U. Bachofen and Michael Klee have
control over the common stock issued to
this selling stockholder)

Trinity Capital Advisors, Inc.                    1,403,759       4,000,000(1)
211 Sutter Street
2nd FloorSan Francisco, CA  94108
(E. Edward Jung has control over the common
stock issued to this selling stockholder)

Maxik Family Trust6827 S. Industrial                      0         250,000(2)
Las Vegas, NV 89118
(Fred Maxik has control over the stock)

Tony Capporicci6827 S. Industrial                         0         250,000(2)
Las Vegas, NV 89118
(Tony Capporicci has control over the stock)

Steve Menzies6827 S. Industrial                     100,000         800,000(2)
Las Vegas, NV 89118
(Steve Menzies has control over the stock)



(1) Some of the shares included in this amount will only be issued and offered for sale if the selling stockholders elect to convert convertible debentures which they purchased from us in a private offering.

(2) We are registering up to the stated amount of shares in anticipation that they may be issued in connection with the final settlement of disputes with these parties.

Dividend Policy

We have not paid cash dividends on our common stock since our inception. We do not intend to pay cash dividends on our common stock in the foreseeable future. We currently intend to reinvest earnings, if any, in the development and expansion of our business. The declaration of dividends in the future will be at the election of our Board of Directors, to the extent they may lawfully do so, and will depend upon our earnings, capital requirements and financial position, general economic conditions and other relevant factors.


ITEM 8:  PLAN OF DISTRIBUTION

The selling stockholders may offer their shares at various times in one or more of the following transactions:

-      ordinary brokers transactions, which may include long sales;

-      cross or block trades or otherwise on the OTC Electronic
       Bulletin Board;

- purchases by brokers, dealers or underwriters as principals, and resale by these purchasers for their own accounts using this prospectus;

- "at the market" sales to or through market makers, or into an existing market for the common stock;

- in other ways not involving market makers or established trading markets, including direct sales to purchasers or sales made through agents;

- through the use of options, swaps or other derivative securities;

-      in connection with short sales of shares of common stock;

-      option or other transactions; and

- any combination of the above transactions, or any other legally available means.


Brokers, dealers, underwriters or agents participating in the distribution of our shares of common stock may receive compensation in the form of discounts, concessions or commissions from the selling stockholders. Sometimes commissionswill also be paid wholly or partially by the purchasers of these shares ofcommon stock, for whom the broker-dealers may act as agent or to whom they may sell as principal, or both. The compensation paid or given to a particular broker-dealer may sometimes be in excess of customary commissions. Some of the selling stockholders and any broker-dealers acting in connection with the sale of the shares of common stock included in this prospectus are underwriters within the meaning of Section 2(11) of the Securities Act because of the manner in which these shares are being purchased and resold. In those situations where a selling stockholder is acting as an underwriter, any commissions received by that selling stockholder, and any profit realized on the resale of shares of common stock as principals, will be considered underwriting compensation under the Securities Act. Neither we nor any selling stockholder can presently estimate the amount of this compensation. We don't know of any existing arrangements between a selling stockholder and any other shareholder, dealer, underwriter or agent relating to the sale or distribution of the shares. The selling stockholders have advised us that they do not intend to engage in short selling activities in connection with their plan of distribution, but we have no control over whether or not any selling stockholder will actually engage in this activity.

The selling stockholders have represented to us that any purchase or sale of shares of common stock by them will comply with all applicable securities regulations then in effect, which would include Regulation M adopted under the Securities Exchange Act of 1934. In general, Rule 102 of Regulation M prohibits any person connected with a distribution of our common stock from directly or indirectly bidding for, or purchasing for any account in which he or she has a beneficial interest, any of our common stock or any right to purchase our common stock, for a period of one business day before and after completion of his or her participation in the distribution.

During the time a selling stockholder participates in a distribution, Rule 104 of Regulation M prohibits that selling stockholder, and any other persons engaged in the distribution, from engaging in any stabilizing bid or purchasing our common stock except for the purpose of preventing or retarding a decline in the open market price of our common stock. No person may effect any stabilizing transaction to facilitate any offering at the market. If any selling stockholder offers and sells our common stock at the market, Rule 104 prohibits that selling stockholder from making any stabilizing transaction that involves our common stock.

There can be no assurance that the selling stockholders will sell any or all of the shares offered by them in this prospectus. Also, there can be no assurance that each selling stockholder will, in fact, comply with applicable securities regulations, including Regulation M, in connection with the sale or distribution of the shares. Beyond seeking the representations of the selling stockholders that they will do so, Worldwide Wireless has no power to compel them to comply with these regulations, nor will we necessarily have any way of knowing whether or not they do. . We have not obtained this type of represen-tation from every selling stockholder named in this prospectus.


ITEM 9:  LEGAL PROCEEDINGS

Except as disclosed below, we are not involved in any material pending legal proceedings, other than routine litigation incidental to our business, to which we are a party or of which any of our property is subject:

Pacific Industrial Partners

On July 12, 2000, a lawsuit was filed in Orange County Superior Court against us and some of our officers, directors and shareholders by Pacific Industrial Partners, LLC and its corporate affiliates ("PIP") for breach of contract; breach of the implied covenant of good faith and fair dealing; promissory estoppel; and intentional interference with existing contract. The dispute arises out of a convertible debt proposal we signed dated January 6, 2000, as amended, in which PIP proposed to finance up to $2.5 million dollars through the purchase of convertible notes at eight percent interest (with an option to purchase up to $3 million dollars in additional notes). Under this proposal, the conversion price was to be $2 per share for the initial notes, and 50% of the average closing bid price for the 5 trading days prior to conversion for the additional notes if PIP exercised its option.

In addition, PIP agreed to grant rooftop rights to us under purportedly favorable leasing agreements. The proposal was subject to completion of due diligence by PIP, the deposit of $100,000 of earnest money into escrow by PIP, the negotiation and execution of final legal documents and agreements between PIP and us, the receipt of an opinion of counsel, and our obtaining all legally-required consents to the transaction, including the approvals of our shareholders and Board of Directors.

Upon receipt of the proposed legal documentation from PIP, much of which contained terms and conditions not in the original proposal letter, and which management and our Board of Directors viewed as onerous to our company and its existing shareholders, our legal counsel notified PIP's counsel, at the direction of our board, that the board could not vote in good faith to accept the new transaction terms as proposed without breaking the fiduciary duties owed to its shareholders, and we ceased negotiations with.

PIP. Our management, including our in-house counsel, have reviewed the complaint filed by PIP, and it feels there is little merit in the claims raised by PIP. As of the date of this filing, we are in settlement negotiations with PIP to resolve the matter and avoid further litigation.

Sean Loftis and 1st Universe.

We entered into an agreement with Mr. Loftis whereby we would provide wireless internet services to customers located by Mr. Loftis, and with whom Mr. Loftis would enter into contracts to provide wireless internet services. Mr. Loftis received a profit to the extent that the fees charged by him to the customer exceeded the fees charged by us to him. On January 30, 2001, we terminated the agreement, and we were subsequently sued by 1st Universe and Mr. Loftis for breach of contract, breach of the implied covenant of good faith, and interference with contract, among other things. Mr. Loftis alleges that we breached the agreement by terminating internet access services on short notice and entering into new contracts with his customers. We dispute all of Mr. Loftis' allegations and are actively litigating against his claims.

ITEM 10:  DIRECTORS, OFFICERS, PROMOTERS AND CONTROL PERSONS

The names, ages and positions of the current directors, executive officers and key employees of Worldwide Wireless are set forth below. Biographical information for each of these persons is also presented below. Our executive officers are appointed by our Board of Directors and serve at its discretion.

Directors and Executive Officers

Name                              Age                  Position Held

Jack Tortorice                     52                  Chairman of the Board

Jerry Collazo                      41                  Chief Executive Officer,
                                                       Chief Financial Officer

Vincent (Li-Hsiu) Tsao             37                  Director

Dennis Shen                        34                  Director

Jack Tortorice. Chairman of the Board of Directors since April of 1999, and until January 4, 2001, Chief Executive Officer and President of WWWN. He served as CEO, Chairman of the Board and a Director of Pacific Link from October 1997 to May 1999. Prior to joining Pacific Link, he was General Manager for the sales and marketing division of Frontier Communications from January 1995 to June 1997. Prior positions include: General Manager for Sales and Operations of ITT Courier related to computer equipment sales; Vice President of Sales for Automatic Data Processing selling payroll outsourcing; and sales positions for Wang Labs and Xerox. Mr. Tortorice graduated with a Masters in Business Administration from Pepperdine University in 1989 and received a bachelor's degree in economics from Edinboro University in Pennsylvania in 1973.

Jerry Collazo. Mr. Collazo joined us as our Chief Financial Officer in July 2000, and as of January 4, 2001, he is our President and acting Chief Executive Officer. Most recently, prior to joining Worldwide Wireless, Mr. Collazo served from August 1996 to April 1998 as COO of Xtend Micro Products. From August 1995 to July 1996, he served as CFO of Powerwave Technologies (NASDAQ:PWAV), a leader in wireless telecommunications, helping the company grow to $60 million in revenues. Prior to that, he served as CFO of Young Minds, Inc. Mr. Collazo has also served as Director of Finance and Tax for Seagate Technology (NYSE:SEG) (formerly Archive Corporation), a $400 million revenue company. In addition, he has served as a manager at Ernst & Young.
Mr. Collazo is a CPA, and holds a Masters in Business Administration from UCLA, a Masters in Business Taxation from Golden Gate University and a BS in Accounting from Fort Lewis College.

Vincent (Li-Hsiu) Tsao. Mr. Tsao was appointed as a Director of Worldwide Wireless, Inc. on January 4, 2001. He has served as a Director for Multacom, a private international telecommunications company, since October 1998 and as Vice President of Asian Operations since May 2000. Prior to that, Mr. Tsao was the Chief Operating Officer of Multacom for the period October 1998 through November 1999, and was the Vice President for Investor Relations from November 1999 to May 2000. Mr. Tsao worked in the Marketing Department of Tien Fu Securities Investment Consulting Co. in Taipei, Taiwan, where he was appointed manager in 1990. From 1992 to 1995 he was an officer in the Trust Department of Asia Trust and Investment Corporation in Taipei, Taiwan. From 1995 until joining Multacom in 1999, Mr. Tsao worked for General Bank as an Assistant
Vice President of Business Development.

Dennis Shen. Mr. Shen was appointed as a Director of Worldwide Wireless, Inc. on February 13, 2001. In February 2000, we learned that Mr. Shen had been convicted in California in 1996 of two counts involving the receipt or concealment of stolen property, both of which were dropped to misdemeanor counts and which, it appears, were eventually expunged at the bench and entered as not guilty pleas. In May, 1992, Mr. Shen was the founder, President, and Chief Information Officer for Global Pacific, which later became Pacific Link (which merged with WWWN in April1999). He was responsible for network design and implementation and spearheaded the transition of that company from computer reseller to an Internet service provider in 1995.
Mr. Shen has extensive experience in large-scale wireless network implemen-tations. He was a featured speaker at World Expo '94 and the Unlicensed Spectrum-Wireless Internet Access Show. Our management has determined that Mr. Shen's prior legal issues have not lessened the importance or value of his contribution to our company in the past, nor is it expected to be an impediment to his service as a Director in the future. Susan Shen, the wife of Dennis Shen, serves as a full-time employee of Worldwide Wireless, and Shen family members have historically been, and continue to be, significant shareholders of our company.


ITEM 11:  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth the beneficial ownership of our outstanding common stock owned by:
- each person or group known by us to own beneficially more than 5% or more of our outstanding common stock;

-      each of our executive officers;

-      each of our directors; and

-      all executive officers and directors as a group.

Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Except as indicated by footnote, as far as we know, the persons named in the table below have sole voting power and investment power with respect to all shares of common stock shown as beneficially owned by them. The percentage of beneficial ownership is based on 15,325,754 shares of common stock outstanding as of March 28, 2001.

Common Stock Beneficially Owned

Name and Address of                  Number of Shares of
Beneficial Owners                       Common Stock       Percentage of Class


Dennis Shen (Director)
and Susan Shen                            2,798,5001             18.26%
770 The City Drive South,
Suite 3700
Orange, California 92868

Ming-Chau Yeung                             688,0002              4.49%
9 Red Coat Place
Irvine, California 92602

Whitsend Investments Limited              7,156,2003             46.69%
c/o Dr. Batliner & Partner
Aeulestrasse 74
FL-9490 Vaduz, Liechtenstein

AMRO International S.A.                   5,110,0674             33.34%
c/o Utra Finance
Grossmunster Platz 26
Zurich CH 8022
Switzerland

Trinity Capital Advisors, Inc.            2,621,1605             17.10%
211 Sutter Street, 2nd Floor
San Francisco, CA  94108

Columbia Financial Group, Inc.            1,000,0006              6.53%
1301 York Road, Suite 400
Lutherville, MD  21093

Steve Menzies                                900,000              5.87%
6827 S. Industrial
Las Vegas, NV  89118

Jack Tortorice (Director)                 2,775,5007             18.11%
770 The City Drive South, Suite 3700
Orange, California 92868

All executive officers and                 5,574,000             36.37%
Directors as a group

(1) Dennis Shen is the record owner of 500,000 shares and options to purchase 4,500 shares; he and Susan Shen jointly own 1,606,000 shares, and they share voting and investment power over 688,000 shares held by Susan's mother, Ming-Chau Yeung.

(2) Includes options to purchase 3,600 shares exercisable within 60 days from the date of this prospectus.

(3) Includes 125,000 warrants to purchase common stock which can be exercised at the election of Whitsend Investments Limited during the term of their Agreement, as well as 7,031,200 shares which could, if we elected in our sole discretion to draw down on our private equity line of credit, obligate Whitsend Investments Limited to purchase up to 7,031,200 shares within 60 days from the date of this prospectus. This assumes we do not draw down for purposes of financing an acquisition, in which case the maximum amount that could be drawn down would depend upon the acquisition price of our target and, since there is no acquisition currently being contemplated, that amount cannot be determined today. Our agreement with Whitsend provides that it cannot own more than 9.9% of our total issued and outstanding common stock at any given time, however investors should not assume that the amount of overall dilution attributable to Whitsend will be limited to that amount, because each of the following events could increase the amount of overall dilution attributable to Whitsend under its agreement with us: (a) our issuance of new shares of common stock;
(b) the sale of stock by Whitsend into the market (which we may or may not be aware of at that time); and/or (c) the express or implied waiver of that limitation by Whitsend at any time during the term of our agreement.

(4) Includes 70,000 warrants that can be exercised at the election of AMRO within 60 days from the date of this prospectus, 815,435 shares of common stock it owns as a result of converting a portion of its convertible debentures, and, assuming no change in our current share price of $0.19 as of March 28, 2001, 4,013,157 shares of common stock it could own as a result of fully converting its convertible debentures within 60 days from the date of this prospectus (including $32,144 of accrued interest as of the date of this prospectus). Our agreement with AMRO provides that it cannot own more than 9.9% of our total issued and outstanding common stock at any given time, however investors should not assume that the amount of overall dilution attributable to AMRO will be limited to that amount, because each of the following events could increase the amount of overall dilution attributable to AMRO under its agreement with us: (a) our issuance of new shares of common stock; (b) the sale of stock by AMRO into the market (which we may or may not be aware of at that time);
and/or (c) the express or implied waiver of that limitation by AMRO at any time during the term of our agreement.

(5) Includes 30,000 warrants that can be exercised at the election of Trinity within 60 days from the date of this prospectus, 1,403,759 shares of common stock that Trinity owns as a result of converting a portion of its convertible debentures, and, assuming no change in our current share price of $0.19 as of March 28, 2001, shares of common stock it could own as a result of fully converting its convertible debentures within 60 days from the date of this prospectus (not including any accrued interest). Our agreement with Trinity provides that it cannot own more than 9.9% of our total issued and outstanding common stock at any given time, however investors should not assume that the amount of overall dilution attributable to Trinity will be limited to that amount, because each of the following events could increase the amount of overall dilution attributable to Trinity under its agreement with us: (a) our issuance of new shares of common stock; (b) the sale of stock by Trinity into the market (which we may or may not be aware of at that time); and/or (c) the express or implied waiver of that limitation by Trinity at any time during the term of our agreement.

(6) Includes warrants to purchase 1,000,000 shares of common stock that can be exercised by Columbia Financial Group, Inc. within 60 days from the date of this prospectus.

(7) Includes options to purchase 4,500 shares exercisable within 60 days from the date of this prospectus.


Disputed Beneficial Ownership

On March 28, 2000, we filed a lawsuit in Orange County, California Superior Court - Central Justice Center, against one of our former consultants, DFL Capital Partners, LLC, and our former legal counsel, alleging, among other things, fraud and malpractice. The dispute arose out of an Option Agreement we entered into in 1998 whereby DFL provided certain consulting services in exchange for options to purchase common stock of Worldwide Wireless.
We retained legal counsel recommended to us by DFL, but we were never advised that the partner of the law firm who represented us specifically was, at the same time, also the managing member of DFL Capital Partners, LLC. As a result of this undisclosed conflict of interest, we believe that the agreement which the law firm counseled us to sign did not adequately protect us in terms of the services which we understood we were supposed to receive and the number of stock options which DFL was to receive as compensation for these services. We began settlement negotiations and subsequently dismissed the lawsuit. Depending upon the outcome of the negotiations, DFL may receive anywhere from 50,000 to 700,000 options to purchase common stock of Worldwide Wireless.

ITEM 12:  DESCRIPTION OF SECURITIES

The following is a summary of the material terms of our capital stock, qualified in its entirety by, the provisions of our Certificate of Incorporation, as amended, and the Amended and Restated Bylaws that are referenced as exhibits to this registration statement and by provisions of applicable law.

Common Stock

We are presently authorized to issue up to 50,000,000 shares of common stock, $.001 par value per share. As of March 28, 2001, there were 15,325,754 shares of common stock outstanding. The holders of common stock are entitled to one vote for each share held of record on each matter submitted to a vote of stockholders. There is no cumulative voting for election of directors. Additionally, there are no dividend rights for common stockholders. Dividends may be granted at the discretion of the Board of Directors, and no dividends are expected in the foreseeable future.

Options and Warrants

There are currently outstanding options to purchase 1,288,411 shares of common stock at exercise prices ranging from $.25 to $3.00, and outstanding warrants to purchase 1,225,000 shares of common stock at exercise prices ranging from $1.10 to $5.00 per share.

Convertible Debentures

On June 30, 2000, we entered into a Convertible Debenture and Warrant Purchase Agreement having an aggregate principal amount of $1,000,000. The convertible debentures mature on June 30, 2003 and bear interest at 7% per annum until the earlier of conversion into our common stock or maturity. Interest is payable quarterly in arrears on September 1, October 1, January 1 and June 1 of each year commencing on September 1, 2000. The convertible debentures are convertible by the holder at any time prior to the close of business on June 30, 2003. The conversion price is equal to the lesser of $3.1563 per share or 80% of the market price as of the date on which the holder of the debenture gives notice of their intention to convert the debentures. Under the terms of our agreement (which was drafted before the applicable conversion price was calculated and fixed), we may redeem the debentures for cash at 150% of the amount of unpaid principal and accrued interest on these debentures if the conversion price is not less than $7.00 per share. Since the price of our common stock was less than $7.00 per share when our agreement was subsequently signed by the selling stockholders, the applicable conversion price fixed by this agreement will always be less than $7.00 per share and we have no ability to redeem these debentures for cash.

Transactions with selling stockholders

The shares to be registered pursuant to the registration statement and this prospectus have been issued in, or underlay derivative securities exercisable for or convertible into shares which were issued in, private transactions exempted pursuant to Sections 4(2) or 4(6), or other applicable exemptions, of the Securities Act from the registration provisions contained in Section 5 of the Securities Act. Each offering included less than 35 purchasers, other than "accredited investors" as defined in Rule 501, and as a result each offering qualified as exempt from registration in accordance with Rules 505 and/or 506 of Regulation D. The following pages briefly describe the agreements and transactions we entered into with each of the selling stockholders with respect to each class of security registered under this prospectus. The following discussion provides an understanding of the material terms of each transaction referenced below. It is not intended to be a complete description of each agreement described below, and the discussion in this registration statement is qualified in its entirety by reference to the documents included or referenced in the exhibits to this registration statement.

We believe that Whitsend Investments Limited made its investment decision and became irrevocably bound to purchase up to 9,569,378 shares of common stock at the time Whitsend Investments Limited executed the Private Equity Line of Credit Agreement, prior to the filing of the registration statement. All of the conditions to Whitsend's obligation to purchase shares from us contained in
Article 7 of that agreement are within our control, and there are no events in
Article 7 which would give a purchaser the right to terminate the Private Equity Line of Credit Agreement. Therefore, because Whitsend Investments Limited does not control any of the conditions giving rise to an obligation to purchase shares and there are no events under which a purchaser may terminate its obligation to purchase shares, the private placement was completed prior to filing this registration statement.

Prior to engaging in the transactions described below involving Whitsend Investments Limited, AMRO International, S.A., Trinity Capital Advisors, Inc. and Triton West Group, Inc., Worldwide Wireless had no previous relationship with these selling stockholders. We understand that they are in the business, among other things, of providing the types of debt and equity capitalization they have given to us to other publicly-traded corporations, under terms and structures which may or may not be similar to those offered to us in the private equity line of credit and convertible debenture purchase agreements described below.

Since March 14, 2001, Trinity Capital Advisors has converted $71,000 of its convertible debentures into 603,282 shares of our common stock, and AMRO International has converted $90,000 of its convertible debentures into 815,431 shares of our common stock.

Private equity line of credit agreement

Whitsend Investments Limited, a British Virgin Islands corporation, entered into a Private Equity Line of Credit Agreement with us, dated as of June
19, 2000, for the future issuance and purchase of shares of our common stock. The purpose of this agreement is to provide Worldwide Wireless with the ability to access and draw down funds when we need them for working capital, up to the maximum amount of $20 million, under the conditions specified in the agreement. Under that agreement, Whitsend Investments Limited has committed to purchase up to the $20 million worth of shares of our common stock over a three-year period. Once every 15 trading days we may request a draw of up to $500,000 of that amount. If we elect to receive any of these funds, we will fix a specific date on which to calculate the appropriate price to charge Whitsend Investments Limited for our shares.

Convertible debenture purchase agreement

On June 30, 2000, we entered into a convertible debenture and warrant purchase agreement with AMRO International S.A. and Trinity Capital Advisors, Inc. for the purchase of debentures having an aggregate principal amount of $1,000,000.

The convertible debentures are set to mature on June 30, 2003 with interest accruing at 7% per annum from the date the convertible debentures were issued until the earlier to occur of conversion of the debentures into shares of our common stock or June 30, 2003. Until conversion, the interest accruing on the debentures shall be payable quarterly in arrears, on September 1, October 1, January 1 and June 1 of each year, commencing September 1, 2000.

The convertible debentures are convertible by the holder into shares of our common stock at any time prior to the close of business on June 30, 2003. The conversion price will be the amount which is equal to the lesser of $3.1563 per share or 80% of the market price of our shares as of the date on which a conversion notice is received by us. Under the terms of our agreement (which was drafted before the applicable conversion price was calculated and fixed), we may redeem the debentures for cash at 150% of the amount of unpaid principal and accrued interest on these debentures if the conversion price is not less than $7.00 per share. Since the price of our common stock was less than $7.00 per share when our agreement was subsequently signed by the selling stockholders, the applicable conversion price fixed by this agreement will always be less than $7.00 per share and we have no ability to redeem these debentures for cash. We have the right to redeem the convertible debentures for an amount equal to 150% of their unpaid principal balance, plus all accrued but unpaid interest outstanding on that amount at the time of redemption. We are obligated to reserve for issuance upon conversion a sufficient number of shares of common stock, and to register and maintain an effective registration statement for the shares of common stock reserved for issuance. The beneficial conversion feature associated with the issuance of the convertible debenture will result in a charge of approximately $25,000 to interest expense during the third quarter of our current fiscal year.

We received proceeds from the sale of the debentures in the amount of $1,000,000, less the amount of $7,000 for escrow, administrative and legal fees
payable to Epstein, Becker & Green, P.C.   A finder's fee of 5,000 shares of
our common stock was paid to Triton West Group, Inc. under the terms of our debenture purchase agreement.

In the event that we do not register the shares as required by our agreement with the purchasers of these debentures, we will incur penalties in the amount of two percent of the aggregate market value of our shares of common stock covered by that agreement. Also, in the event the registration statement of which this prospectus is a part is not declared effective by December 1, 2000, these purchasers have the right to terminate their agreement.

Our Transactions with the Other Selling Stockholders

During the last quarter of fiscal year 2000, Steve Menzies lent us $125,000, to be repaid with 8% interest, pursuant to an oral loan agreement. In order to pay off the debt, we are currently negotiating a formal payment schedule, whereby we will repay the debt, with a combination of cash and stock over a 6 to 8 month period, depending on the selling price of the stock during that time. We are currently negotiating a payment agreement with Mr. Menzies, and in anticipation of that, we are registering 800,000 shares.

We entered into separate oral consulting agreements with Mr. Maxik and Mr. Capporicci early last year, whereby each of Mr. Maxik and Mr. Capporicci would provide consulting services in exchange for 30,000 shares of stock and a monthly payment of $1,500 plus reimbursement of expenses. Instead of the originally agreed upon compensation, the parties have agreed that we will register 250,000 shares for each of Mr. Maxik and Mr. Capporicci, as full compensation for services rendered to date.

      We entered into a marketing agreement with Sinclair Davis Corporation in November 2000, which, by mutual agreement between the parties, was cancelled. In order to pay Sinclair Davis for services already rendered, the Company and Sinclair Davis have agreed to compensation in the amount of 262,500 shares of free-trading stock, which is being registered under this Registration Statement.

Where you can find more information

We file annual, quarterly and current reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy any document we file at the SEC's public reference room at the following locations:

 - Main Public Reference Room, 450 Fifth Street, N.W., Washington, D.C. 20549

 - Regional Public Reference Room, 75 Park Place, 14th Floor, New York, New York 10007

 - Regional Public Reference Room, Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511

You may obtain information on the operation of the SEC's public reference rooms by calling the SEC at (800) SEC-0330.

We are required to file these documents with the SEC electronically. You can access the electronic versions of these filings on the Internet at the SEC's web site, located at http://www.sec.gov.

We have included this prospectus in our registration statement that we filed with the SEC. The registration statement provides additional information that we are not required to include in the prospectus. You can receive a copy of the entire registration statement as described above. Although this prospectus describes the material terms of contracts, agreements and other documents filed as exhibits to the registration statement, you should read the exhibits for a more complete description of the document or matter involved.

ITEM 13: INTERESTS OF NAMED EXPERTS AND COUNSEL

Accountants

The audited, consolidated financial statements of Worldwide Wireless Networks, Inc. as of December 31, 1999 and 1998 and for the years then ended have been included in reliance upon the reports of Chisholm & Associates, and the audited, consolidated financial statements of Worldwide Wireless at December 31, 2000, and for the year then ended, have been prepared by our management for inclusion in this registration statement, and which will also be included in our annual report on Form 10-KSB which is required to be filed with the Securities and Exchange Commission on or before April 2, 2001.

Legal Matters

The legality of the shares of common stock offered under this prospectus will be passed upon for Worldwide Wireless by Feldhake, August & Roquemore, LLP, 19900 MacArthur Boulevard, Suite 850, Irvine, California, 92612.

Some other matters involving Worldwide Wireless and described in this prospectus, including matters involving our pending and threatened litigation, have been passed upon by Thomas J. Rotert, formerly of the law firm of Schumann & Associates, who serves as General Counsel to Worldwide Wireless. Mr. Rotert formerly served as our Secretary and Treasurer and was also a member of our Board of Directors until his resignation on December 20, 2000.

Transfer Agent and Registrar

The Transfer Agent and Registrar for our common stock is The Depository Trust Company.

Agent for Service

Our agent for service of process is Michael J. Morrison, Esq., 1495 Ridgeview Drive, Suite 220, Reno, NV 89509.

ITEM 16:  DESCRIPTION OF THE BUSINESS

Wireless Network

We have the technical expertise to build and operate large scale wireless networks without relying on an existing wire-based network, such as a telephone network's copper lines. Our wireless network allows the user to connect to an Internet service provider bandwidth via a radio modem. Typically a customer relies on an incumbent local exchange carrier such as a telephone company's copper wires or a cable company's television coaxial plant to provide the physical means for the customer to connect to the Internet.

Our primary means of providing our wireless services is a wireless network consisting of an operations center, centralized base stations known as "points-of-presence", and distribution radios which connect to the end customer. We currently operate a wireless network which has been operational for approximately three years and covers an estimated 85% of Orange County, California. Starting from December 31, 1999, we were providing wireless services in Los Angeles County, California, but we are in the process of phasing out these operations so that we can focus our efforts on enhancing our services and business in Orange County, California. We currently rely on fifteen, fully-operational POPs, which are generally located on the tops of tall buildings. We negotiate long- term site licenses for each POP location.

The typical POP site consists of one indoor/outdoor equipment cabinet (62"
Hx 23" W x 34" D) and an array of four to eight small sectional antennas (42" H x 4" W). The sectional antennas can be painted any color to match existing surroundings. There is no roof penetration, and once the system is installed there are minimum inspections. We pay for all costs associated with the installation and our unit requires a single phase 110 volt outlet for power.

As part of our network expansion and in the course of normal operations, we are negotiating to expand our rights associated with the current POP locations as well as acquire additional point-of-presence locations. Management believes that the current market for these facilities is sufficient to meet our needs, and that they are reasonably priced; however, the ability to acquire and maintain these rights is, and will continue to be, a material factor in our success.

In general, our end customers must be within five miles of a POP and have line-of-sight visibility between the POP and an antenna located at their building. The five mile standard is based upon the equipment we use, existing interference and equipment reliability. Other companies may use greater distances from a POP, and we do as well, but we have adopted five miles as a general guideline for our connections. Each end customer must install a rooftop or window radio with an antenna. When the customer accesses the Internet, the signal travels over its building's wiring or wireless network to the rooftop or window antenna. The antenna sends the data signal to a nearby POP, where the signal is communicated to our broadband switching center and then onto its final destination.

Our wireless network has been designed to provide our customers with flexible, rapidly-installed and reliable high-speed internet connectivity. For example, during the Panasonic Shock Wave Beach Games in August of 1999 we established a temporary wireless system which provided Internet access to the participants on the beach. We are able to install the necessary equipment at a customer's business within two to five days. Actual installation of a wireless system may take as little as four hours. Installation and incorporation into our wireless network can be accomplished as fast as within 48 hours following a signed service order. This can be accomplished when we rely on installation scheduling and preparation prior to contract signing. However, we generally plan for a three week time period for completion of installation. We manage our network traffic by using routing equipment that measures and controls packet flows (data bundled for transmission) and we install equipment with performance levels that meet or exceed those required by the customer.

Our wireless network is engineered to provide high reliability and wide area coverage. We generally operate at a greater than 98% uptime. Our wireless networks are capable of high speeds of 128 kbps through 100 Mbps speeds. Kbps stands for Kilobits per second, and Mbps stands for megabits per second; the number of bits per second is the industry standard of measurement of how fast data can be transmitted over the Internet. Our wireless system and Digital Subscriber Lines (which are enhanced copper lines that connect to a local telephone company system and then directly to the Internet), provide connection to the Internet at high speeds. Our wireless connections can provide transmissions at greater speeds than a dial up connection. For example, a dial up modem transmits at 28,000 to 56,000 bps; a T1 line (which is a dedicated telephone cable with a bundle of twenty-four voice or data lines) transmits at 1.544 Mbps, and our wireless network transmits at a rate of 100 Mbps. These high speed connections allow files, documents and voice transmissions to be dispatched over the Internet in much shorter time periods.

We operate on a combination of licensed frequencies of 23 Ghz and unlicensed frequencies in the 2.4 Ghz ISM bandwidth, 5.8 Ghz ISM bandwidth, and 5.2 Ghz UNII bandwidth ranges. Ghz, (giga hertz) is a measurement of electromagnetic energy which is equivalent to one "wave" or cycle per second. The bandwidth range determines whether federal licensing is required. Some frequencies must be licensed by the U.S. Federal Communications Commission, whereas unlicensed frequencies are part of the radio spectrum that the general public may use for personal radios. The licensing required is determined on a site-by-site basis, depending on the distance and type of network link. Reliability is achieved through redundant radio links and wired line back-up. Security is provided through spread spectrum radio links and encryption, among other standard security measures. Our radio modem transmits data by a microwave frequency which changes 32 times a second. During our initial twelve months of operations we experienced no significant weather interference, nor did we expect to, since the low frequencies which we use are rarely affected by weather conditions (other than hail). We are not sure how a wireless network in geographical areas with more severe weather than Southern California would be affected, but management does not believe that weather conditions will pose a significant factor to our ability to provide high-quality wireless services.

Principal Services

High-speed Internet: We offer connections to the Internet at speeds from 128 kbps to 100 Mbps. This service provides always-connected, secure access for all sizes of commercial businesses. These connections are primarily supported by our wireless network with the balance of customers being served by DSL and leased T-1 circuits. We enhance our service by balancing and distributing our traffic across our upstream connections, which include Digital Broadcast Networks, Savis, and Exodus networks. As of December 31, 2000, we had approximately 280 high-speed wireless customers.

Dial-up Internet Access: As of December 31, 2000, we did not provide Internet access to Internet users using dial-up connections. This service was previously marketed to the general public throughout Orange County and to our commercial customers to support work-at-home, remote server access, and other business applications. As of August 31, 2000, we have divested our dial-up division because we felt the cost of operating this service exceeded the revenue value it did, or would in the future, provide to us.

Data Center Services: We offer web hosting, web site development and co-location services to our customers. Our co-location service allows a customer located outside our wireless network to physically place a computer connected to the customer's network in a secure facility with a high-speed physical connection to the Internet. As of December 31, 2000, we provided these services to approximately 292 customers.

Network Consulting: We offer design and implementation services for private wireless networks and consulting services to develop network hardware components. As of December 31, 2000, we provided these services to approximately 11 customers, representing 3% of our total revenues for that fiscal quarter.

Business and Operating Strategies

Our historical sales have resulted from domestic operations primarily located in Orange County, California. This area has a high concentration of technology-oriented businesses that represent our prime targeted customers due to their need for high-speed Internet access. By focusing our efforts on our Orange County, California customer base, our management believes that we can utilize our existing network assets, brand equity, central facilities, administration, and technical resources to efficiently grow our business and become profitable.

We generally work with our end customer when providing network access. We believe that a direct customer relationship provides the opportunity for us to cross-sell network products, improve customer satisfaction, and reduces the chance of customer attrition. In May 1999, we created a direct sales force to market and sell our products and services. This sales force markets our services to businesses of all sizes within our network service area, and is supported by our customer service, technical experts, and outbound telemarketing activities. This direct sales activity is supplemented by telemarketing sales agents and through customer referrals.

At the local level, we advertise in general print media and through publications targeted at the information professional. During late 1999 we established an e-commerce site, www.airwaveproducts.com, to sell wireless network equipment to enterprise customers and Internet service providers. Although no revenues were generated from this site during fiscal years 1999 and 2000, management believes that in the future an increasing percentage of our revenues will be attributable to the sale of products and services over the Internet.

Our backlog results from the difference in timing between a firm customer order and the installation of all services ordered by the customer. In general, our target interval for installation is three weeks. As of December 31, 2000, we estimate that our revenue from contracts for services ordered but not yet filled to be approximately $120,000, of which approximately $10,000 represents recurring monthly revenue, and the rest represents one-time revenue from the sale of equipment.

Competition

Our market is crowded with companies which provide both wired and wireless Internet networks and Internet access to businesses and individuals. We face competition from existing network and Internet service providers, most of whom have financial resources, brand recognition, work coverage, technical resources, and sales forces much larger than ours. These providers may have substantial financial and technical resources directed at the same markets served by us. As a result, from time to time, we may need to adjust the pricing of our products, expend more funds to acquire customers and may experience higher customer attrition. In addition, we need to be able successfully to compete with the larger and more established companies that already provide Internet service.

In the wireless market we compete with, among others, Teligent, Inc., Winstar Communications, Inc., and NEXTLINK Communications, Inc., each of which offers wireless directional, high-speed network services; Pacific Bell, AT&T, World Com, Qwest, Cox Communications, Sprint and similarly situated telecommunications companies, which offer Internet products as stand-alone products or in a bundle with telecommunications, network services, or wide-area networking; and companies like Covad and Rhythms Net Connections, which are representative of service providers who provide high-speed network facilities primarily by using state-of-the-art modems in conjunction with the facilities of incumbent local exchange carriers.

Similarly, we compete with Time Warner, @Work, and other cable television companies which have converted cable television coaxial lines to support bi-directional, high-speed network services, and we also compete with Internet-dedicated access companies, like Verio, Concentric, and Level 3, which specialize in Internet protocol products that include data center services, web hosting, virtual private networking, network consulting, and related products and services.

We compete with these companies in the areas of rapid installation, technical performance, quality of customer service and price. We have the capacity to deliver Internet service in 48 hours because at a minimum our service may only require installation of a radio and antennae at a customer's site. Competing technologies that rely on physical wiring may require 30 to 45 days for the necessary wiring to be installed. We develop our networks primarily with our own internal engineering expertise, and we believe the use of our own personnel increases the uniqueness of our service and prevents direct copy by our competition. Use of our own technical network configuration, radio technology, and POP site implementations reduce costs and improve performance.

Although pricing is an important factor in our customers' purchase decisions, we believe that customer relationships, customer service and consistent quality will be the key to generating customer loyalty. During the past several years management has observed market prices for network services declining, which is a trend management believes will likely continue. As prices decline for any given speed of service, we expect that our total number of customers will increase due to more individuals and companies having access to, and deciding to use, these services. As the total number of customers increase, the proportion of customers purchasing our high-speed services, which are more expensive in comparison to our other services, will increase because the cost to upgrade a customer's speed is generally minimal.

Many of our competitors rely on existing networks of copper lines owned by third parties. We believe these networks are facing increased demand from individuals and businesses for new services at a reasonable cost. Our management believes that elimination of reliance on third parties reduces our costs by eliminating the expense of payments to these third parties for labor costs associated with installation and costs of troubleshooting network problems. Further, we believe that capital expenditures associated with constructing our wireless network are substantially lower because we do not physically have to construct a wire network.

Principal Suppliers

Our principal suppliers provide hardware and software that is incorporated into our networks. While no single vendor represents a majority of capital spending, network performance depends on the operation and support of these products. We rely on third-party vendors for equipment, upstream bandwidth, operational software, and product support. We currently rely on six vendors for our equipment and four vendors for upstream bandwidth access. Our product availability and network performance may be diminished when and if these providers limit the availability of service, delay product, or deviate from our expectations for performance. However, management believes these vendors could be replaced within approximately 60 days should that become necessary in the future. Our agreements with our customers typically require specific performance on our part for financial, service, or operational actions, and any failure in our performance due to a vendor's non-performance could result in penalties and/or increased costs of operation for us. As is customary in the industry, damages owed by a company for failure to provide bandwidth are generally limited to service credits for the circuits affected.

In November 1999, we entered into a contract to purchase wireless telecommunications equipment from Adaptive Broadband Corporation. Pursuant to the agreement we have committed to purchase 2,624 units, 5,120 units and 7,760 units during the first, second and third years of the agreement, respectively. We terminated this agreement on February 15, 2001 and have returned equipment that we acquired pursuant to the contract. This will result in a reduction both in inventory and accounts payable of approximately $1,485,240 in the first quarter of 2001.

Trademark, License and Intellectual Property

Our primary service mark in our service area of Orange County is Global Pacific Internet, because the name Worldwide Wireless was not available to us as a corporate name from the Secretary of State of California. We are currently seeking trademark protection for both "Global Pacific Internet" and "Worldwide Wireless Networks." To the extent we succeed in obtaining a federal trademark for "Worldwide Wireless Networks," we may be able to enforce our right to use that trademark as our corporate name in California, but there can be no assurance that we will ever be able to do so. The success of our business depends in part on brand recognition, trade secrets, network hardware, and software which may be proprietary or purchased from third-parties. We rely upon a combination of licenses, confidentiality agreements and other contractual covenants, as well as the statutory protections of the California Trade Secrets Act to establish and protect our technology and other intellectual property rights. Although we do not believe that our intellectual property infringes on the rights of any other party, third-parties may in the future assert claims for infringement which may be successful and/or require substantial resources to defend. Other than in California, we have no knowledge of any condition or circumstance which would cause a conflict with our trademark or name in any jurisdiction, although there can be no assurance that a condition or circumstance of this type does not exist, or will not develop in the future. (See: Risk Factors - Risks Relating to Our Business.)

As of December 31, 2000, we held twelve (12) FCC private operational fixed microwave radio station licenses. (See "Government Regulations" below). These licenses have a term of ten years, the first of which will expire in July 2009. The importance of having FCC licenses to companies like ours is that it establishes superior rights as against third parties to provide our services using the frequencies and in the locations for which these licenses are granted. We intend to continue to apply for these licenses as our business and operations expand.

Product Development

We conduct research and development as an incidental activity to our ordinary operations. Therefore, we have not spent any material amount for research and development during the past two fiscal years.

In May of 1999 we entered into a joint venture with Bridge Technology, Inc. Pursuant to the agreement, we agreed to provide our know-how and contributed $50,000 toward the capitalization of Pacific Bridge Net, a subsidiary of Bridge Technology. The mission of Pacific Bridge Net is to design, develop (patent and copyright), market and sell various devices required to provide high speed broadband wireless access to the Internet backbone infrastructure. We own a 20% interest in the venture, and will have the right to sell any radio equipment that is developed through the venture in the United States. As of December 31, 1999, the amount of this investment was reduced to $36,885, resulting from our 20% allocation of the losses reported by Pacific Bridge Net for fiscal year 1999. Pacific Bridge Net has finished an engineering prototype of a wireless radio with a built-in firewall and integrated router (which may eliminate the need for a proxy server or complicated network configuration), and has been testing it for a period of approximately 12 weeks for reliability and stability in real wireless network
deployment.    The formal agreement was terminated by mutual consent as of
July 1, 2000, however we continue to make sales of equipment through Global Bridge E Net for use both in the U.S. and Asia.



Government Regulation

At the federal level, the FCC has jurisdiction over the use of the electromagnetic spectrum (i.e., wireless services) and has exclusive jurisdiction over all interstate telecommunications services, that is, those that originate in one state and terminate in another state. State regulatory commissions generally have jurisdiction over intrastate communications, that is, those that originate and terminate within the same state. Municipalities and other local jurisdictions may regulate limited aspects of our business by, for example, imposing zoning and franchise requirements and requiring installation permits. We are also subject to taxation at the federal and state levels and may be subject to varying taxes and fees from local jurisdictions.

A large portion of our wireless networks operate in a radio spectrum not requiring licensing from the Federal Communications Commission under current regulations. As an Internet service provider we are not currently directly regulated by the FCC or the Public Utilities Commission of any state. However, as required by law, we license frequency spectrum directly from the FCC for some of the high-speed portions of our wireless network. Changes in current state or federal law, or in the interpretation of existing law, may cause increased regulation of our business or restrictions on the unlicensed radio spectrum currently used in the wireless networks.

Employees

We currently have a total of 25 full-time employees. These individuals bring us expertise in various aspects of sales, engineering, customer service, finance and network operations. The majority of our employees are based in Orange County, California. We believe we have good relations with our employees, and none are covered by any collective bargaining agreement.

ITEM 17:  MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our consolidated financial statements, including all notes attached to these statements, which appear at the end of this prospectus. In addition to historical information, the discussion here and elsewhere in this prospectus contains some forward-looking statements. These statements by their nature involve risks and uncertainties, and should not be construed to imply any promise, certainty or likelihood that these results or trends will necessarily continue in the future. Our actual results in the future may differ significantly from those anticipated by these forward-looking statements, due to many factors including those set out in the "Risk Factors," "Business" and other sections of this prospectus.

Overview. Worldwide Wireless is a networking solutions company which provides high speed Internet access using our own wireless network, dial-up Internet access, data center services and network consulting. Since April 1999 we have undertaken large-scale commercial operations and have developed a commercial customer base, a direct sales force and have expanded our wireless network. Our primary market is currently Orange County, California, where we operate our wireless network. We are currently in process of terminating operations in Los Angeles County, California. Since inception we have operated at a net loss, due primarily to our investment in expanding our network coverage. Management believes that efforts to continue expansion will result in additional losses for the foreseeable future, due to our continuedfrom which recovery will be difficult. Therefore, we temporarily have discontinued expansion efforts beyond our existing Orange County operations. We plan to resume expansion efforts after we have established profitability in Orange County, California. There can be no assurance that we will be able to access either debt or equity capitalization in sufficient amounts or on acceptable terms to continue to fund operations and continue growth of our customer base. We have received a term sheet from one of our existing investors, Esyon Corporation, indicating a willingness to provide additional debt and/or equity capitalization as may be determined between us from time to time as our financial needs arise. We are currently in the process of negotiating the terms and conditions and expect to enter into an agreement with Eyson within the second fiscal quarter of this year. Additionally, we have a $20,000,000 equity line with Whitsend Investments Limited that may be utilized on an as-needed basis with certain limitations. If we were unable to access this capital, or any other capital for current operations, then we would be unable to continue our operations.

Revenues. We generate revenues primarily through the sale of annuity-like service contracts with customers, the sale of equipment and installation of wireless networks, and network consulting. We recognize revenues when services are completed. Our revenues for the twelve months ended December
31, 1998, December 31, 1999 and December 31, 2000 were $841,841, $1,980,203, and $3,351,878, respectively, which represents a 69% increase for the twelve months ended December 31, 2000. The increase in revenue for the twelve months ended December 31, 1999 and 2000 are primarily attributable to an increase in the number of wireless customers. We had approximately fifteen wireless customers at December 31, 1998, one hundred and ninety customers at December 31, 1999, and two hundred and eighty customers at December
31, 2000. In addition to the growth in our wireless customer base, equipment sales increased from $30,243 for the twelve months ended December 31, 1998 to $251,037 for the twelve months ended December 31, 1999, and to $944,052 for the twelve months ended December 31, 2000, an increase of 276%. We believe that growth in revenue will come from additional penetration in markets currently served by existing networks, expansion of complimentary product lines to existing and new customers, and geographic expansion using currently deployed technologies. We have spent, and intend to continue to spend, significant resources on these activities.

Cost of Sales. Our cost of sales consists of third-party network usage and other outsourced service costs; the cost of roof rights; and the cost of equipment sold. Third-party network costs are expensed in the period when services are rendered and are generally proportional to the number of customers. Our total costs of sale for goods and services sold for the years ended December 31, 1998, 1999, and 2000 equaled $430,600, $972,802, and
$2,292,996, respectively, an increase of 134% between December 31, 1999 and December 31, 2000. The increase in our cost of sales for the twelve months ended December 31, 1999 and 2000 is relative to the increase in revenue generated from our growth in wireless customers and equipment sales. We do not currently anticipate that inflation will have a material impact on our results of operations in the near future.

Sales and Marketing. Sales and marketing expenses include salaries, sales commissions, employee benefits, travel and related expenses for our direc t sales force, fees paid to third-party sales agents, marketing and sales support functions. For the years ended December 31, 1998, December 31, 1999, and December 31, 2000 our sales and marketing expense equaled $158,592, $616,022, and $836,088, respectively. The increase in sales and marketing expense for the twelve months ended December 31, 1999 and December 31, 2000 which was attributable to expanding our sales department from two sales representatives at December 31, 1998 to ten at December 31, 1999. In the fourth quarter of FY 2000, management restructured the sales department by reducing the number of sales representatives to six and eliminating the telemarketing group, as part of a reorientation toward a concentration on the Orange County, California market and tempering our Los Angeles expansion. During the first nine months of 2000, we incurred more salary and commission expenses. In an effort to increase our revenues, user base and brand awareness, we expect to increase significantly the amount of spending on sales and marketing over the next year. Marketing costs associated with increasing our user base, which to date have been minimal, are expensed in the period incurred.

General and Administrative. General and administrative expenses include salaries, employee benefits and expenses for our executive, finance, depreciation of network equipment, technical staff costs, legal, and human resources personnel. Investment in network equipment is related primarily to geographic network expansion and incremental customer installations, which result in increased depreciation expense in future periods. In addition, general and administrative expenses include fees for professional services and occupancy costs. Our general and administrative expenses were $455,126 for the year ended December 31, 1998, $2,377,133 for the year ended December 31, 1999, and $3,990,987 for the year ended December 31, 2000. This represents an increase of $1,613,854 or 68% for the twelve months ended December 31, 2000. The increase in general and administrative expense for the twelve months ended December 31, 1999 and December 31, 2000 are attributable to hiring additional personnel, incurring more legal, professional and outside services as related to being a public company, and increased depreciation expense due to continued expansion of our network. We expect general and administrative expenses to increase in absolute dollars as we continue to expand our administrative infrastructure to support the anticipated growth of our business, including costs associated with being a public company.

Bad Debt Expense increased significantly for the year ended December 31, 2000 to $207,343 from $40,317 for the year ended December 31, 1999, an increase of $167,026 or 414%. As a percentage of sales, bad debt expense was 2.04% of sales in fiscal 1999 and 6.02% of sales in fiscal 2000. Worldwide Wireless Networks' customer base tends to be concentrated in the high tech and entrepreneurial sectors, due to our value added pricing structure and the ease and timeliness of installation. This sector of the economy was especially hard hit by the economic slowdown and the failures of e-commerce companies. Management attributes most of the increase in bad debt expense, above that occurred due to our increased revenue, to these economic problems.

To address these problems and minimize bad debt exposure, Management has instated stricter credit standards and has increased marketing to more established companies.


Liquidity and Capital Resources

Since Pacific Link's inception, it has financed its operations primarily through the private placement of equity securities, loans, leasing arrangements, cash-flow from operations and the merger completed with Worldwide Wireless in April 1999. As of December 31, 2000 cash reserves totaled $121,329, and current assets totaled $2,563,519.

Our current liabilities as of December 31, 2000 were $5,251,413 of which $1,663,080 accounted for the current portion of our long-term liabilities discussed above, and $3,099,153 is attributable to current accounts payable. We anticipate a reduction of approximately $10,798 in the first quarter of 2001 due to the expiration of capital lease obligations and $8,879 due to the maturity of a note payable. Of the remaining current portion of long-term liabilities, one note with outstanding principal of $130,403 requires monthly payments of $16,667 including interest; the other notes do not require payment until maturity. Management is negotiating maturity extensions; however no assurances can be given that such extensions will be achieved. We have paid interest rates ranging from 15.5% to 32.5%, or an average of 21.7%, on these obligations as a new company without a credit history. As of December 31, 2000, we had $1,100,000 in long-term liabilities (other than the current portion of long-term liabilities discussed above and reflected on our financial statement as a current liability).

As of December 31, 2000, our principal commitments, consisted of office, roof-rights payments, and equipment leases. Future minimum principal payments on notes payable were approximately $1,752,282. Future minimum capital lease payments were $10,798 through 2001. Future minimum operating lease payments at December 31, 2000 were $1,344,538 with payments due through the end of fiscal years 2001 and 2002 for $463,953 and $404,014, respectively.

Interest expense consists primarily of interest accrued for notes payable Interest expense increased 298% to $186,495 for the fiscal year 2000, which represented an increase of $139,600 from interest expense of $46,895 for fiscal year 1999. The increase was primarily attributable to the interest expense on the $2,097,725 of additional long-term debt incurred during the twelve months ended December 31, 2000 of which funds were used to continue expansion and increase the customer base in our existing market.

Net cash used to fund our operating activities for the year ended December 31, 2000 was $2,277,252 compared to $865,302 in funds utilized by operating activities for the year ended December 31, 1999 which is an increase of 163%. Net cash used for operating activities consisted primarily of net operating losses and network asset purchases.


Net cash provided by our financing activities was $3,189,560 for the year ended December 31, 2000, an increase of $1,159,889 from the $2,029,671 for the year ended December 31, 1999. Net cash provided by financing activities was attributable to the sale of debt and equity securities as described in the Recent Transactions section below.

Our net loss for the fiscal year ended December 31, 2000 totaled $4,655,372 or $.37 per share, compared to $2,051,252, or $.21 per share, for the fiscal year ended December 31, 1999. As discussed above fiscal year 2000 was impacted by costs associated with increases in the number of sales personnel, administrative personnel, professional and consulting services, depreciation expenses and losses associated in investments.


We expect to continue to incur significant capital expenditures in the future in our current market of Orange County, including additions and enhancements to our server and network infrastructure, software licenses and furniture, fixtures and equipment. The actual amount of capital expenditures will depend on the rate of growth in our user base and available resources, which is difficult to predict and which could change dramatically over time. Technological advances may also require us to make capital expenditures to develop or acquire new equipment or technology.

Our primary business goals are to streamline operations, become self-sufficient and establish profitability by focusing our services and efforts in Orange County, California. After we are able to accomplish this, we will resume our expansion plans.

Any future securities offerings will be effected through registered offerings, or in compliance with applicable exemptions under federal and state laws. The purchasers and manner of issuance will be determined according to our financial needs and the terms available. After determination of the availability of debt financing we may elect to offer securities and, accordingly, will determine the type of offering or the type or number o f securities which we will offer at that time. However, we cannot assure that a future securities offering will be successful. We have no plans to make a public offering of our common stock at this time. We also note that each time if we issue more shares of our common stock our shareholders will experience dilution in the percentage of ownership of their common stock.

During fiscal years ended December 31, 2000 and 1999, the company did not generate positive cash flows. Based on our current capital position, we are limited to expanding our network of services to customers located exclusively to Orange County. We are currently reliant upon cash flows generated from operations, which our management has determined are not adequate to maintain current personnel and expansion levels for the next
12 months. As a result of this inadequacy, our management has implemented a cost reduction plan mandate that mandates our elimination of some outside services and costs associated with expansion. Management believes that the implementation of this cost reduction plan will allow us to meet all of our debt and operational expense requirements.


ITEM 18:  DESCRIPTION OF PROPERTY

Our principal executive offices are located in the City of Orange, California, where we lease 8,728 square feet of office space with roof rights for antennas. We renewed the lease on March 30, 1999 and it will expire in 2004. The monthly rent ranges from approximately $16,583 in the first year to $18,329 in the fifth year. This office space is in good condition and satisfies our current space needs.

We also lease one additional office space in Irvine, California, at 8001 Irvine Center Drive. This is subleased to a computer consulting company for the cost of the lease (which is approximately $4,021 per month). Recently, to facilitate our expansion into Los Angeles County, California, we opened a sales office there comprising 1,993 square feet, located at 5933 Century Boulevard, Los Angeles, CA. The lease for that office has a five-year term, expiring in March 2005. Monthly rent there is $2,889.85 for the first thirty months of the lease, escalating to $3,089.15 for the remainder of our lease term.

ITEM 19:  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Thomas Rotert, Esq., a former director of Worldwide Wireless, also used to serve as our corporate secretary and treasurer. Mr. Rotert did not receive any compensation for serving in these capacities, however his law firm, Schumann & Associates, has been engaged to represent us as general legal counsel, for which they have received compensation in cash as well as shares of our common stock. All stock earned by Schumann & Associates was accrued monthly and accounted for at its trading price at the end of each month, and were granted at the rate of $10,000 worth of shares per month of service, until May 31, 2000, by which time 20,157 shares had been earned.

During 1999, we paid $15,000 to a shareholder for a note payable that was outstanding from December 31, 1997. This amount was received as a loan to us on a verbal basis from Ming Chan Yeung, Susan Shen's mother and also one of our shareholders. The $15,000 was received by us in November 1997 and subsequently paid off in April 1999. These funds were raised for purposes of meeting the company's operating expenses.

During 1999, we paid $16,300 to a shareholder for a note payable that was outstanding from December 31, 1998. This amount was received as a loan to us from Zhi Gang Zhang a shareholder and outside consultant. The $16,300 was received by us in July 1998 and subsequently paid off in April 1999. These funds were raised for purposes of meeting our operating expenses.

During 1999, we received $75,000 from a shareholder for a note payable. As of December 31, 1999, the balance due is $75,000. We received this amount in exchange for two Promissory Notes from Andrew Taubman, a shareholder and outside consultant. The first note dated August 6, 1999 was for $50,000, and the second note dated September 22, 1999 was for $25,000. These funds were raised in connection with our expansion efforts. They accrue interest at the rate of 10% per year and are payable on demand.

ITEM 20: MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER
MATTERS

Our common stock is traded over-the-counter and quoted on the Over the Counter Electronic Bulletin Board under the symbol "WWWN." The following table represents the range of the high and low bid prices of our stock as reported by the NASDAQ Trading and Market Services for each fiscal quarter beginning with the third quarter of 1997 and ending with the third quarter of 2000. These quotations represent prices between dealers, may not include retail markups, markdowns, or commissions, and may not necessarily represent actual transactions.

      Year            Quarter                   High      Low
      ------          -----------------        ------    ------
      1997            Third Quarter            0.25      0.125
                      Fourth Quarter           0.13      0.13
      1998            First Quarter            0.125     0.10
      1999            First Quarter            4.0       4.0
                      Second Quarter           6.0       0.40625
                      Third Quarter            4.75      2.875
                      Fourth Quarter           4.00      2.50
      2000            First Quarter            9.56      4.50
      2000            Second Quarter           7.85      3.19
      2000            Third Quarter            3.56       .85
      2001            Fourth Quarter           1.69      0.25

During 1997 and 1998 our market was sporadically and thinly traded. There was no trading activity during the second, third and fourth quarters of 1998. Trading activity increased in August of 1999. The price per share of companies situated similarly to Worldwide Wireless have also exhibited extreme volatility in response to company-specific information as well as general market conditions. Shareholders should consider the possibility of the loss of the entire value of their shares.

As of December 31, 2000, we had approximately 118 stockholders of record. Management controls, directly and beneficially, 5,574,000 of our outstanding shares, representing approximately 38.4% of all shares outstanding. We have 1,225,000 common shares subject to the exercise of warrants. Approximately 8,400,000 shares of our outstanding common stock are subject to the resale limitations of Rule 144. We may have 442,500 to 1,092,500 common shares subject to options pending the resolution of (See "Disputed Beneficial Ownership," page 24).

ITEM 21:  EXECUTIVE COMPENSATION

The following table shows compensation of our executive officers for our last completed fiscal year.

Summary Compensation Table
Annual Compensation

Name and
Principal Position    Annual Salary    Annual Salary      Projected Annual
                       for FY 1999    for FY 2000(1,2)   Salary for FY 2001(3)
Jack Tortorice
Director                $98,000(4)        $140,000                  N/A

Charles C. Bream III         $0(2)        $140,000(5)                $0

Thomas Rotert                $0            $58,125(6)                $0

Jerry Collazo
Chief Financial Officer     N/A            $60,000             $130,000

(1) This column represents actual compensation earned through the date of this prospectus, and projected amounts to be earned during the remaining portion of this fiscal year on an annualized basis.
(2) No member of our executive management has received any bonus or other special compensation other than the options described in this prospectus.
None is expected to be given in the foreseeable future.
(3) This column represents management's best estimate of what executive compensation may be during fiscal year 2001, at current levels and assuming no material changes in our executive management team during that period.
(4) Mr. Tortorice's employment contract called for an annual salary of $150,000 for FY 2000. He resigned from his position as Chief Executive Officer on January 4, 2001, and the Company paid $18,750 to Mr. Tortorice from
January to March 2001 as salary for services rendered in the year 2000.
(5) Mr. Bream resigned as President of Worldwide Wireless on October 5, 2000, at which time he received options to purchase 392,500 shares of common stock as part of his Separation Agreement with Worldwide Wireless.
(6) Mr. Rotert resigned as our Director, Treasurer and Secretary effective December 20, 2000. Prior to that date he received 25,000 shares of common stock for services valued at $58,125.

Compensation of Directors

We do not have any standard arrangement for compensation of our directors for any services provided as director, including services for committee participation or for special assignments.

Employment Contracts

On January 1, 2000, we entered into an employment agreement with Mr. Bream to serve as President and Chief Operating Officer for an initial term of five years, terminating on December 31, 2004. Mr. Bream resigned from this position effective October 5, 2000. Under the terms of a Separation Agreement we entered into with Mr. Bream at that time, he is entitled to a severance package of six months compensation, payment for his accrued but unused vacation benefit, an allowance for medical and dental benefits and 2 options to purchase 392,500 shares of our common stock for $3.00 per share. These options expire on January 1, 2010.

On July 17, 2000, we entered into an employment agreement with Mr. Collazo to serve as the Chief Financial Officer for an initial term of three years, terminating on July 17, 2003. However, the agreement automatically renews for one year successive terms after the initial term. Mr. Collazo receives a salary of $130,000 per year and may receive a bonus up to 35% and he received an option to purchase 300,000 shares of stock at $3.00 per share vesting ratably over a period of two years. He will also be reimbursed for expenses incurred on our behalf. Mr. Collazo or Worldwide Wireless may terminate the agreement by giving 30 days notice.

1999 Stock Option Plan

On August 13, 1999, Worldwide Wireless established an Employee Stock Ownership Plan. The Plan covers both current and prospective employees, consultants and directors. Executive officers and employees are covered under the provisions governing the incentive stock options, and consultants will be covered under the provisions governing the nonstatutory stock options.

The exercise price for each option is established by our Board of Directors. The exercise price per share for a qualified incentive stock option cannot be less than the fair market value of a share of stock on the date the option is granted. The exercise price per share for a non-qualified stock option cannot be less than 85% of the fair market value of a share of stock on the date the option is granted.

As of December 31, 2000, there were 895,911 options granted, of which 337,154 options are vested. In accordance with FASB No. 123, we are not required to recognize compensation when the options vest since the exercise price for all the options granted were at fair market value on the date of the grant. No options are exercisable after the expiration of 10 years after the date they are granted. We may also issue options other than under our stock option plan.


ITEM 22:  FINANCIAL STATEMENTS

INDEX TO FINANCIAL STATEMENTS

Worldwide Wireless Networks, Inc. Audited Consolidated Financial Statements dated December 31, 1999 and December 31, 1998.

                                                     Page
     Independent Accountants Report                  F-2
     Consolidated Balance Sheets                     F-3 - F-5
     Consolidated Statement of Operations            F-6
     Consolidated Statement of Stockholders' Equity  F-7
     Consolidated Statement of Cash Flows            F-8 - F-9
     Notes to Financial Statements                   F-10 - F-20

Worldwide Wireless Networks, Inc. Audited Consolidated Financial Statements dated December 31, 2000 and December 31, 1999.

                                                        Page
     Independent Auditor's Report                    F-23
     Consolidated Balance Sheets                     F-24 - F-25
     Consolidated Statement of Operations            F-26
     Consolidated Statement of Stockholders' Equity  F-27 - F28
     Consolidated Statement of Cash Flows            F-29 - F-30
     Notes to Consolidated Financial Statements      F-31 - F-__



                  Worldwide Wireless Networks, Inc.
                (Formerly Pacific Link Internet, Inc.)
                  Consolidated Financial Statements
                     December 31, 1999 and 1998



                   Independent Accountants Report
                    CROUCH,  BIERWOLF & CHISHOLM
                    Certified Public Accountants
                    50 West Broadway, Suite 1130
                     Salt Lake City, Utah 84101
                        Office (801) 363-1175
                           Fax (801) 363-0615


To the Board of Directors and Stockholders


We have audited the accompanying consolidated balance sheets of Worldwide Wireless Networks, Inc. (formerly Pacific Link Internet, Inc.) as of December 31, 1999 and 1998 and the related consolidated statements of operations, stockholders' equity and cash flows for the years then ended and from inception on August 1, 1997 through December 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Worldwide Wireless Networks, Inc. (formerly Pacific Link Internet, Inc.) as of December 31, 1999 and 1998 and the results of its operations and cash flows for the years then ended and from inception on August 1, 1997 through December 31, 1997 in conformity with generally accepted accounting principles.


Salt Lake City, Utah
February 18, 2000



         Worldwide Wireless Networks, Inc.
      (formerly Pacific Link Internet, Inc.)

        Consolidated Financial Statements

           December 31, 1999 and 1998



         Worldwide Wireless Networks, Inc.
            Consolidated Balance Sheets

      ASSETS

                                                    December 31,1999            1998
CURRENT ASSETS

   Cash and Cash Equivalents (Note 1)               $ 121,329                   $136,311
   Accounts receivable (net of allowance for
   doubtful accounts of $20,000 and
   $2,200, respectively)                              165,091                   29,340
   Employee advance                                     3,000                        0
   Inventory                                          129,861                        0
   Prepaid Expenses                                    18,912                        0
                                                      -------                   ------
     Total Current Assets                             453,175                   29,340
                                                      -------                   ------

PROPERTY & EQUIPMENT (Note 1)

   Office equipment                                   103,231                   28,833
   Leased equipment                                   177,653                  209,751
   Machinery equipment                              1,109,524                  226,878
                                                    ---------                  -------
                                                    1,390,408                  465,462
   Less:
     Accumulated depreciation - leased equipment     (165,255)                (130,111)
     Accumulated depreciation                        (282,495)                 (28,491)
                                                      -------                   ------
     Total Property & Equipment                       942,658                  306,860
                                                      -------                   ------
OTHER ASSETS

    Investments (Note 3)                               36,885                   0
    Deferred Charges (Note 1)                          21,984                   10,428
    Deposits                                           36,197                   15,184
                                                      -------                   ------
    Total Other Assets                                 95,066                   25,612
                                                      -------                   ------
     TOTAL ASSETS                            $      1,490,899           $      361,812
                                                    =========                  =======


Worldwide Wireless Networks, Inc.
(formerly Pacific Link Internet, Inc.)
Consolidated Balance Sheets continued


LIABILITIES AND STOCKHOLDERS' EQUITY

                                                    December 31,1999           1998
CURRENT LIABILITIES
   Bank overdrafts                                   $      0                $  4,092
   Accounts payable                                   655,485                 522,337
   Accrued expenses                                    83,933                   0
   Lines of credit (Note 5)                            89,323                  98,471
   Unearned revenue (Note 1)                          102,356                  23,542
   Current portion of long-term liabilities (Note 4)  665,355                 102,517
                                                      -------                 -------
     Total Current Liabilities                      1,596,452                 750,959
                                                    ---------                 -------

LONG TERM LIABILITIES (Note 4)

   Unearned Revenue (Note 1)                                0                  17,948
   Notes payable (Note 4)                             562,245                   9,277
   Notes payable-related party (Note 4)                75,000                  31,300
   Capital lease obligations (Note 4)                  30,340                  88,190
   Less current portion                              (665,355)               (102,517)
                                                      -------                 -------
     Total long term Liabilities                        2,230                  44,198
                                                    ---------                 -------
     TOTAL LIABILITIES                              1,598,682                 795,157
                                                    ---------                 -------
STOCKHOLDERS' EQUITY

   Common stock, 50,000,000 shares
   of $.001 par value authorized,
   11,799,988 and 7,000,000 shares issued
   and outstanding                                     11,800                   7,000
   Additional paid in capital                       2,415,345                  98,145
   Retained earnings                               (2,534,928)               (483,676)
   Officer receivables                                      0                 (54,814)
                                                    ---------                 -------
     Total Stockholders' Equity                      (107,783)               (433,345)
                                                    ---------                 -------
TOTAL LIABILITIES AND
    STOCKHOLDERS' EQUITY                        $   1,490,899          $      361,812
                                                    =========                 =======


                    Worldwide Wireless Networks, Inc.
                  Consolidated Statements of Operations

                                                                       From
                                                                   inception on

                                        For the years              August 1,1997
                                           ended                     through
                          December 31                              December 31
                            1999                   1998                 1997
                          ---------               -------              -------
REVENUES              $   1,980,203            $  841,841          $   271,841

COST OF SALES               972,802               430,600              189,382
                          ---------               -------              -------
GROSS PROFIT              1,007,401               411,241               82,459
                          ---------               -------              -------
SELLING EXPENSES            616,022               158,592               68,827

BAD DEBT EXPENSE             40,317                94,861               15,657

GENERAL &
ADMINISTRATIVE EXPENSES   2,377,133               455,126              138,939
                          ---------               -------              -------
TOTAL OPERATING EXPENSES  3,033,472               708,579              223,423
                          ---------               -------              -------
OPERATING INCOME (LOSS)  (2,026,071)             (297,338)            (140,964)
                          ---------               -------              -------
OTHER INCOME
   AND (EXPENSES)

   Loss on investment      (13,115)                  0                      0
   Miscellaneous income     34,829                 19,410                6,163
   Interest expense        (46,895)               (51,455)             (18,692)
                          ---------               -------              -------
     Total Other Income
           and (Expenses)  (25,181)               (32,045)             (12,529)
                          ---------               -------              -------
  INCOME (LOSS)
  BEFORE INCOME TAXES   (2,051,252)              (329,383)            (153,493)

PROVISION FOR
   INCOME TAXES (Note 1)         0                    800                    0
                         ---------                -------              -------
NET INCOME (LOSS)     $ (2,051,252)          $   (330,183)         $  (153,493)
                         =========                =======              =======
NET INCOME (LOSS)
PER SHARE             $       (.21)       $          (.05 )     $         (.03)
                         =========                =======              =======
WEIGHTED AVERAGE
OUTSTANDING SHARES       9,883,325              6,440,000            5,880,000
                         =========                =======              =======


Worldwide Wireless Networks, Inc.
Consolidated Statements of Stockholders' Equity
From inception on August 1, 1997 through December 31, 1999 and 1998


                                                                                              Additional             Retained
                                                                       Common Stock            Paid in               Earnings
                                                Shares                 Amount                 Capital               (Deficit)
Balance at inception on
   August 1, 1997                                     0                 $   0                  $   0                 $     0

Shares issued to organizers for cash          5,880,000                 5,880                 (3,380)                      0

Net income (loss) for the period
   ended December 31, 1997                            0                     0                      0                (153,493)
                                              ---------                 -----                 ------
Balance on December 31, 1997                  5,880,000                 5,880                 (3,380)               (153,493)

Shares issued for cash                        1,120,000                 1,120                101,525                       0

Net income (loss) for the year
   ended December 31, 1998                            0                     0                      0                (330,183)
                                              ---------                 -----                 ------
Balance on December 31, 1998                  7,000,000                 7,000                 98,145                (483,676)

April 1, 1999 - Reverse acquisition
  and reorganization adjustment               4,199,988                 4,200                995,800                       0

April 2, 1999 - Stock issued for cash
   and services valued at $2.00 per share       400,000                   400                799,600                       0

June 1999 Warrants issued for services                0                     0                122,000                       0

December 1999 - Stock issued for
   cash at $2 per share                         200,000                   200                399,800                       0

Net income (loss) for year ended
   December 31, 1999                                  0                     0                      0              (2,051,252)
                                             ----------                ------              ---------
Balance on December 31, 1999                 11,799,988         $      11,800           $  2,415,345       $      (2,534,928)
                                             ==========                ======              =========


                   Worldwide Wireless Networks, Inc.
                 Consolidated Statements of Cash Flows


                                                                                               From inception
                                                              For the years                      on August 1,
                                                                  ended                          1997 through
                                                               December 31                        December 31,
                                                     1999                       1998                 1997

Cash Flows From Operating Activities

Net income (loss)                                 $ (2,051,252)              $(330,183)            $(153,493)
Non-cash items:
   Depreciation & amortization                         321,246                  97,736                26,362
   Bad debt                                                  0                  94,836                15,657
   Loss on investment                                   13,115                       0                     0
   Stock and warrants issued for services              822,000                       0                     0
(Increase)/decrease in current assets:
   Accounts receivable                                (135,751)                (17,401)              (14,114)
   Accounts receivable-related party                    54,814                 (39,486)              (18,853)
   Employee advance                                     (3,000)                      0                     0
   Prepaid expenses                                    (18,912)                  3,263                (3,263)
   Deferred charges                                    (11,556)                (10,428)                    0
   Inventory                                          (129,861)                      0                     0
Increase/(decrease) in current liabilities:
   Bank overdraft                                       (4,092)                  4,092                     0
   Accounts payable                                    133,148                 336,665               128,317
   Accrued expenses                                     83,933                       0                     0
   Unearned revenue                                     60,866                  41,490                     0
                                                      --------                 -------               -------
     Net Cash Provided (Used)
         by Operating Activities                      (865,302)                180,584               (19,387)
                                                      --------                 -------               -------

Cash Flows from Investing Activities

  Purchase of property and equipment                  (957,045)               (187,411)              (57,269)
  Cash paid for deposits                               (21,013)                 (6,113)               (9,071)
  Cash paid for Investments                            (50,000)                      0                     0
                                                      --------                 -------               -------
     Net Cash Provided (Used)
         by Investing Activities                    (1,028,058)               (193,524)              (66,340)
                                                     =========                 =======                ======


                       Worldwide Wireless Networks, Inc.
                    Consolidated Statements of Cash Flows
                                 (continued)


Cash Flows from Financing Activities

  Advances on line of credit                                  98                 3,860                54,719
  Cash paid on line of credit                             (9,246)                    0                     0
  Cash from sale of stock                                500,000                72,645                32,500
  Cash received from debt financing                      633,468                     0                35,000
  Principal payments on long-term debt                   (94,649)              (64,519)              (35,538)
  Cash received in merger with Worldwide               1,000,000                     0                     0
                                                       ---------               -------                ------
     Net Cash Provided (Used)
         by Financing Activities                       2,029,671                11,986                86,681
                                                       ---------               -------                ------
    Increase/(decrease) in cash                          136,311                  (954)                  954

Cash and Cash Equivalents
     at Beginning of Period                                    0                   954                     0
                                                       ---------               -------                ------
Cash and Cash Equivalents
     at End of Period                            $       136,311            $        0       $           954
                                                       =========               =======                ======
Supplemental Cash Flow Information:
  Cash paid for interest                         $        28,119            $   61,725       $         8,422
  Cash paid for income taxes                     $             0            $        0       $             0
Non-cash financing transaction:
  Purchase of equipment
       with lease obligations                    $             0            $   24,784       $       184,967
  Stock and warrants issued for services         $       822,000            $        0       $             0



NOTE 1 - Summary of Significant Accounting Policies

a.      Organization

The audited financial statements presented for December 31, 1999 and 1998, are those of Worldwide Wireless Networks, Inc. (formerly Pacific Link Internet, Inc.) (The Company). The Company was incorporated under the laws of the State of California on September 22, 1997, however operations began on August 1, 1997. The Company provides wireless internet access to business and individuals. The Company's headquarters are located in Orange, California.

On April 1, 1999 the Company merged with Worldwide Wireless Networks,
Inc. (Worldwide) a public company with no operations, and assumed the name of Worldwide Wireless Networks, Inc. Pursuant to the merger, Pacific Link ceasedto exist and Worldwide became the surviving corporation. Worldwide was organized in the State of Nevada on June 10, 1992. Worldwide recently raised $1,000,000 in anticipation of the merger, and provided this as the only asset to the newly combined organization. The merger was treated as a reverse merger for accounting purposes, therefore the December 31, 1999 period is consolidated and the December 31,1998 and 1997 is that of the accounting acquirer (Pacific Link Internet, Inc.) only.

b.      Recognition of Revenue, Deferred Charges, Unearned Revenue

The Company recognizes income and expense on the accrual basis of accounting. During 1998 and 1999, the Company entered into various sales agreements whereby, a third party financial institution pays a factored sales amount to the Company for sales contracts received from customers with terms of 1 to 3 years. The Company has deferred the revenue on these contracts to be recognized over the time of the contract. Unearned revenue has been established on the books in order to defer the revenues received from the third party on these contracts. The corresponding factoring fee has been deferred as an asset called "deferred charges" and is also recognized over the life of the contract. All other sales are recorded when the services are completed.

c.      Earnings (Loss) Per Share

The computation of earnings per share of common stock is based on the weighted average number of shares outstanding at the date of the financial statements. The 1998 and 1997 weighted average shares have been retroactively restated for the stock split treatment of the reverse merger for comparability purposes. Fully diluted earnings per share has not been presented, because the earnings per share is the same. Warrants to purchase 400,000 common shares and employee stock options have been eliminated in the fully diluted earnings per share due to their anti-dilutive effect.


NOTE 1 - Summary of Significant Accounting Policies (continued)

d.      Provision for Income Taxes

     No provision for income taxes has been recorded due to net operating loss carryforwards totaling approximately $2,535,000 that will be offset against future taxable income. These NOL carryforwards begin to expire in the year 2013. No tax benefit has been reported in the financial statements because the Company has yet to generate taxable income.

     Deferred tax assets and the valuation account is as follows at December 31, 1999 and 1998:

              Deferred tax asset:                  1999            1998
              NOL carrryforward                 $  861,900      $ 163,000
            Valuation allowance                   (861,900)      (163,000)
            Total                               $        0      $       0

e.      Cash and Cash Equivalents

The Company considers all highly liquid investments with maturities of three months or less to be cash equivalents.

f.      Property and Equipment

Expenditures for property and equipment and for renewals and betterments, which extend the originally estimated economic life of assets or convert the assets to a new use, are capitalized at cost. Expenditures for maintenance, repairs and other renewals of items are charged to expense. When items are disposed of, the cost and accumulated depreciation are eliminated from the accounts, and any gain or loss is included in the results of operations. Assets are reviewed by management annually for impairment and are written down to fair market value if impairment exists.

The provision for depreciation is calculated using the straight-line method over the estimated useful lives of the assets. Useful lives of assets are as follows: Computer and wireless network equipment - 3 years; DSL equipment -
1 year; Furniture and fixtures - 7 years; Office equipment - 5 years. Depreciation expense for the period ended December 31, 1999, 1998 and 1997 is $321,246, $97,736 and $26,362, respectively.


NOTE 2 - Related Party Transactions

During 1999, the Company paid $16,300 to a shareholder for a note payable which was outstanding from December 31,1998.

During 1999, the Company paid $15,000 to a shareholder for a note payable which was outstanding from December 31, 1997.

During 1999, the Company received $75,000 from a shareholder for a note payable. As of December 31, 1999, the balance due is $75,000.

NOTE 3 -  Investment

In April 1999, the Company entered into an agreement with Bridge Technology, Inc., wherein the Company contributed
$50,000 for a 20% interest in Pacific Bridge Net (PBN).
In addition to the capital contribution, the Company was to provide consulting services to PBN for $50,000.

As of December 31, 1999, the investment has been reduced from $50,000 to $36,885 due to the Company's 20% share of the $65,575 loss reported by PBN. The Company uses the equity method of accounting for this investment.

NOTE 4 - Long-Term Liabilities

Long Term Liabilities are detailed in the following schedules as of December 31, 1999 and 1998:


Notes payable is detailed as follows:                     1999                    1998

Note payable to an individual, payments due
monthly of $500 through July 2000, bears
interest at 7%, secured by equipment and
other assets.                                             3,777                   9,277

Note payable to a corporation, payments due
monthly of $5,457 until paid in full, bears
interest at 12%, unsecured note                          58,468                       0

Note payable to a corporation, no monthly
payment, matures March 2000, bears interest
at 11%, guaranteed by an officer of the
Company and secured by business assets                  500,000                       0

Total Notes Payable                                     562,245                   9,277

NOTE 4 - Long-Term Liabilities (continued)

Total Notes Payable                                     562,245                   9,277

Notes payable related party is detailed as follows:

Note payable to a shareholder, non interest
bearing, due upon demand, unsecured note               $      0           $      15,000

Note payable to a shareholder, non interest
bearing, due upon demand, unsecured note                      0                  16,300

Note payable to a shareholder, no monthly
payment, payable on demand, bears interest
at 10%, unsecured note                                   25,000                       0

Note payable to a shareholder, no monthly
payment, payable on demand, bears interest
at 10%, unsecured note                                   50,000                       0

Total notes payable - related party                      75,000                  31,300


Capital lease obligations are detailed in the following schedule as of December 31, 1999 and 1998:

                                                          1999                    1998
Capital lease obligation to a corporation
for antenna equipment, lease payments due
monthly of $710 through January 2001,
bears interest at 19.7%, secured by antenna
equipment.                                         $      8,815           $      13,790

Capital lease obligation to a corporation
for wireless equipment, lease payments due
monthly of $175 through May 2001,
bears interest at 18%, secured by
wireless equipment.                                       2,743                   4,091

Capital lease obligation to a corporation
for wireless equipment, lease payments due
monthly of $1,244 through October 2000,
bears interest at 15.5%, secured by wireless
equipment.                                               17,567                  23,689


NOTE 4 - Long-Term Liabilities (continued)

                                                                      December 31,
                                                               1999               1998

Capital lease obligation to a corporation
for equipment, lease payments due monthly
of $1,248 through December 1999, bears
          interest at 32.5%, secured by equipment.            1,215              12,644

Capital lease obligation to a corporation
for equipment, lease payments due monthly
of $841 through October 1999, bears
          interest at 17%, secured by equipment.                  0               7,792

Capital lease obligation to a corporation
for equipment, lease payments due monthly
of $721 through January 2000, bears
          interest at 19.4%, secured by equipment.                0               8,388

Capital lease obligation to a corporation
for equipment, lease payments due monthly
of $545 through August 1999, bears
          interest at 19.2%, secured by equipment.                0               3,582

Capital lease obligation to a corporation
for equipment, lease payments due monthly
of $997 through December 1999, bears
          interest at 24.1%, secured by equipment.                0               10,532

Capital lease obligation to a corporation
for equipment, lease payments due monthly
of $680 through January 1999, bears
          interest at 24.1%, secured by equipment.                0                  667

Capital lease obligation to a corporation
for equipment, lease payments due monthly
of $338 through July 1999, bears
          interest at 19.1%, secured by equipment.                0                2,219

Capital lease obligation to a corporation
for equipment, lease payments due monthly
of $205 through April 1999, bears
          interest at 15.2%, secured by equipment.                0                  796
                                                             ------               ------
Total Lease Obligations                                      30,340               88,190
                                                             ======               ======


NOTE 4 - Long-Term Liabilities (continued)                  December 31

                                                               1999                1998

Total long term liabilities                                  667,585             128,767

Less current portion of:
  Notes payable                                              562,245               5,526
  Notes payable - related party                               75,000              31,300
  Capital lease obligations                                   28,110              65,691
                                                             -------             -------
Total current portion                                        665,355             102,517
                                                             -------             -------

Net Long Term Liabilities                               $      2,230       $      26,250
                                                             =======             =======


Future minimum principal payments on notes payable are as follows at December 31, 1999:


          2000                                                                   637,245
          Total notes payable                                              $     637,245

Future minimum lease payments are as follows at December 31, 1999:

          2000                                                                    32,626
          2001                                                                     1,585
                                                                                 -------

          Less portion representing interest                                       3,871
                                                                                 -------
          Total                                                            $      30,340
                                                                                 =======

NOTE 5 - Lines of Credit

The Company has three lines of credit with three banks with total credit of $106,000. The average interest rate is 11.75%. The balances due at December 31, 1999 and 1998 were $89,323 and $98,471, respectively.

NOTE 6 - Use of Estimates in the Preparation of Financial
Statements

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and revenues and expenses during the reporting period. In these financial statements, assets, liabilities, revenues and expenses involve reliance on management's estimates. Actual results could differ from those estimates.



NOTE 7 - Commitments and Contingencies

           The Company has an operating lease for office space.
Monthly lease payments are due of $2,549 for sixty months starting May 1, 1998 and ending April 30, 2003.

           The Company has an operating lease for antenna space on a roof. The agreement calls for monthly payments of $350 the first six months, $450 the next six months, and $500 for the remaining 48 months of the sixty-month contract. The lease began on September 15, 1998 and ends on August 31, 2003.

The Company has an operating lease for office space. Monthly lease payments are due of $4,021 for sixty months starting
October 15, 1998 and ending September 30, 2003.

The Company has an operating lease for office space. Monthly lease payments are due of $10,083 and the lease expires in March 2004.

The Company has an operating lease for roof space. Monthly lease payments are due of $250 for sixty months starting
September 15, 1998 and ending August 31, 2003.

The Company has an operating lease for roof space. Monthly lease payments are due of $300 for sixty months starting
November 16, 1998 and ending October 31, 2003.

The Company has an operating lease for roof space that could
potentially secure up to three antennas.   The agreement calls
for minimum monthly payments for the initial antenna of $1,000 the first twelve months, $1,050 the next twelve months, $1,103 the following twelve months, $1,158 the next twelve months,
and $1,216 for the remaining twelve months of the sixty-month
contract.   Each additional antenna (limit of three total) will
require monthly payments of $750 the first twelve months, $788 the next twelve months, $827 the following twelve months, $868 the next twelve months, and $912 the remaining twelve months.
The lease began on October 1, 1998 and ends on September 30, 2003.

The Company has an operating lease for roof space. Monthly lease payments are due of $1,300 for use of a one directional antenna or $1,300 for use of a four directional antenna for sixty months starting October 1, 1998 and ending September
30, 2003.

The Company has an operating lease for roof space. Monthly lease payments are due of $250 for thirty-six months starting December 2, 1998 and ending November 30, 2001.


NOTE 7 - Commitments and Contingencies (continued)

The Company has an operating lease for roof space. Monthly lease payments are due of $200 for thirty-six months starting
August 1, 1999 and ending July 31, 2002.

The Company has an operating lease for roof space. Monthly lease payments are due of $300 for thirty-six months starting
April 1, 1999 and ending March 31, 2004.

Future minimum operating lease payments are as follows at December 31, 1999:

2000                         $        264,836
2001                                  265,473
2002                                  263,134
2003                                  216,578
2004                                   33,153
Total                        $      1,043,174

 The Company is obligated under employment contracts to officers of the Company through December 31, 2003, for $110,000 total compensation per year.

     The Company has an investor group committed to providing capital for the Company's continued expansion and operations. If this funding source did not provide the necessary capital needed, the Company would need to find additional sources of funding, or cut back on the expansion process to maintain operations.

       In November 1999, the Company entered into a purchase agreement with Adaptive Broadband Corporation(Adaptive).
The Company has agreed to purchase wireless telecommunications equipment from Adaptive.

Details of the agreement are as follows:

                                                           Unit Prices
                                                     Subscriber      Access
Time Frame               Quantity Commitment           Units         Points
0-12 months after        2,624 units               $1,675,000      $2,075,000
  effective date

13-24 months after      additional 5,120 units     $1,250,000      $1,650,000
  effective date

25-36 months after      additional 7,760 units     $1,000,000      $1,400,000



NOTE 8 - Employee Stock Option Plan

On August 13, 1999, the Company established an Employee Stock Ownership Plan (the Plan). The Plan covers both current and prospective employees, consultants and directors. Employees will be covered under the Incentive Stock Option and consultants will be covered under the Nonstatutory Stock Option.

The exercise price for each option shall be established by the Company Board of Directors. The exercise price per share for an Incentive Stock Option cannot be less than the fair market value of a share of stock on the effective grant date. The exercise price per share for a Nonstatutory Stock Option cannot be less than 85% of the fair market value of a share of stock on the effective date of the option.

As of December 31, 1999, there are 326,175 options granted, of which 33,216 are vested. Per FASB 123, the Company is not required to recognize compensation when the options vest since exercise price for all the options granted were at fair market value on the date of grant. No options are exercisable after the expiration of 10 years after the effective grant date.
The maximum number of shares to be issued under the plan is 1,000,000.

A summary of the option activity follows:

                      Options Available for                           Weighted Average
                              Grant            Options Outstanding     Exercise Price
Granted                     1,000,000                326,175               3.00
Exercised                           0                      0                  0
Cancelled / Forfeited               0                      0                  0
Balances, 12/31/99          1,000,000                326,175               3.00



      Pro forma information regarding net income and earnings per share is required by SFAS No. 123. This information is required to be determined as if the company had accounted for its employee stock options granted during the year under the fair value method of that statement. The fair value of options granted in 1999 reported below has been estimated at the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions:

      Expected life (in years)       10
      Risk-free interest rate         6.0%
      Volatility                     50%
      Dividend yield                  0%


NOTE 8 - Employee Stock Option Plan (continued)

For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting periods.
The company's pro forma information follows:
                                                1999            1998
      Pro forma net income                  (2,120,000)       (330,183)
      Pro forma basic earnings per share          (.22)           (.05)

NOTE 9 - Reverse Acquisition and Reorganization

Effective April 1, 1999, Pacific Link Internet, Inc. (Pacific)
(a private
company) was acquired by Worldwide Wireless Networks, Inc. (Worldwide) (a public company). Worldwide issued 7,000,000 shares to the shareholders of Pacific in exchange for all shares of Pacific, thus making it a wholly owned subsidiary of Worldwide. The agreement provides for the acquisition to be treated as a reverse acquisition, thus making Pacific the accounting survivor. Because the historical financial information in these financial statements prior to the reverse acquisition (April 1, 1999) is that of the accounting acquirer (Pacific), a forward stock split of 14 for 1 has been retroactively applied to show the effects of the 7,000,000 share issuance as though it happened ratably since inception of Pacific. The management of Worldwide resigned and the management and board of Pacific filled the vacancy.

In January 1999, $1,000,000 was advanced to the Company from investors as an investment. Of the 4,199,988 shares issued, 200,000 post merger shares were issued to the investors in relation to the $1,000,000 investment.

NOTE 10 - Warrants

In June 1999, the Company issued warrants to purchase common stock at various prices for services. The fair value of the warrants were determined using the Black-Scholes option pricing model with the following assumptions: risk free interest rate of 7%; warrant life of 5 years; volatility of 25% with no dividend yield. The Company recorded expenses of $122,000 in connection with the warrant issuance. No warrants were exercised at December 31, 1999 and the following are outstanding:

 Warrants                                    Exercise Price
  100,000                                  $ 3.00 per share
  100,000                                    4.00 per share
  200,000                                    5.00 per share
  400,000



NOTE 11 - Subsequent Events

On February 10, 2000, the Company entered an agreement to acquire all outstanding stock of Tarrab Capital Group, a Nevada corporation, with the issuance of 5,000 shares of the Company. Tarrab is an inactive public company with no assets and no revenues or operations for the year ended December 31, 1999.

NOTE 12 - Stockholders' Equity Transactions

During 1998, the Company issued 1,120,000 shares of common stock at $.10 per share for cash.

On April 1, 1999, the Company issued 7,000,000 shares in the reverse merger acquisition with Pacific Link Internet
(See Note 9).

On April 2, 1999, the Company issued 400,000 shares of common stock for cash of $100,000 and services valued at $700,000.

In June 1999, the Company issued warrants to purchase stock at 3.00, 4.00 and 5.00 per share, valued at $122,000 (See Note 10).

In December1999, the Company issued 200,000 shares of common stock for cash of $400,000, at $2 per share, from a private investor.

NOTE 13 - Prior Period Restatement

Accounts receivable - related party was reclassified as a contra equity account for the period ended December 31, 1998, to conform to SEC regulations for officer receivables.
Assets decreased by $54,814 and Equity decreased the same amount for this restatement.


                   Worldwide Wireless Networks, Inc.
                (Formerly Pacific Link Internet, Inc.)
                 Consolidated Financial Statements

                          December 31, 2000 & 1999


                       Worldwide Wireless Networks, Inc.
                      Formerly Pacific Link Internet, Inc
                        Consolidated Balance Sheets



ASSETS                                                 December 31, 2000   December 31,1999


CURRENT ASSETS

Cash and Cash Equivalents                                   $121,329            $136,311
Accounts Receivable (net of allowance for doubtful
   accounts of $15000 and $20,000 respectively(note 1)       269,837             165,091
Other Receivables                                              9,917               3,000
Inventory                                                  2,131,892             129,861
Prepaid Expenses                                              39001              18,912
                                                           ---------           ---------
   Total Current Assets                                    2,563,519             453,175
                                                           ---------           ---------
PROPERTY & EQUIPMENT

Office Equipment                                             197,592             103,231
Leased Equipment                                              61,315             177,653
Machinery Equipment                                        1,839,675           1,109,524
                                                           2,098,582           1,390,408
                                                           ---------           ---------
Less:
   Accumulated Depreciation - leased equipment               (61,315)           (165,255)
   Accumulated Depreciation                                 (801,475)           (282,495)
                                                           ---------           ---------
   Total Property & Equipment                              1,235,792             942,658
                                                           ---------           ---------
OTHER ASSETS

Investments available for sale                               300,000              36,885
Deferred Charges                                               2,858              21,984
Deposits                                                      54,421              36,197
                                                           ---------           ---------
   Total Other Assets                                        355,729              95,066
                                                           ---------           ---------
TOTAL ASSETS                                              $4,154,590          $1,490,899
                                                           =========           =========


                     Worldwide Wireless Networks, Inc.
                     Formerly Pacific Link Internet, Inc.
                      Consolidated Balance Sheets

LIABILITIES AND STOCKHOLDERS' EQUITY
                                                  December 31, 2000    December 31, 1999

CURRENT LIABILITIES

Accounts Payable                                      $3,099,153            $655,485
Accrued Expenses                                         328,816              83,933
Lines of Credit (Note 5)                                  69,839              89,323
Unearned Revenue (Note 1)                                 90,525             102,356

Current Portion of Long Term Liabilities(Note 4)       1,663,080             665,355
                                                       ---------           ---------
   Total Current Liabilities                           5,251,413           1,596,452
                                                       ---------           ---------

 LONG TERM LIABILITIES
Notes payable (Note 4)                                        677,282            562,245
Notes payable-related party (Note 4)                         75,000             75,000
Convertible debentures (Note 4 & 10)                      2,000,000              -
Capital lease obligations (Note 4)                         10,798             30,340
Less current portion                                     (1,663,080)           (665,355)
                                                        ---------           ---------

  Total Long Term Liabilities                          1,100,000               2,230
                                                       ---------           ---------
TOTAL LIABILITIES                                      6,351,413           1,598,682
                                                      ----------           ---------
STOCKHOLDERS' EQUITY

Common Stock, 50,000,000 shares of $.001 par value
authorized, 12,844,060 and 11,799,988 shares
issued and outstanding                                    12,844              11,800
Additional Paid In Capital                             5,380,633           2,415,345
Accumulated Comprehensive Income                        (400,000)                  0
Retained Earnings                                    (7,190,300)          (2,534,928)
                                                      ----------           ---------
   Total Stockholders' Equity                         (2,196,823)         (107,783)
                                                       ---------           ---------
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY            $4,154,590          $1,490,899
                                                       =========           =========




                     .
                    Worldwide Wireless Networks, Inc.
                 (formerly Pacific Link Internet, Inc.)

                   Consolidated Statements of Operations

                                    For the years Ending Dec. 31
                                   2000                  1999

REVENUES                       3,351,878              1,980,203

COST OF SALES                  2,292,996                972,802

GROSS PROFIT                   1,058,882              1,007,401

SELLING EXPENSES                 836,088                616,022

BAD DEBT EXPENSE                 207,343                 40,317

GENERAL &
ADMINISTRATIVE EXPENSES        3,990,987              2,377,133

TOTAL OPERATING EXPENSES       5,034,418              3,033,472

OPERATING INCOME (LOSS)       (3,975,536)            (2,026,071)

OTHER INCOME AND (EXPENSES)

Loss on disposal of assets        (6,135)                     0
Loss on investment              (536,885)               (13,115)
Miscellaneous income              49,679                 34,829
Interest expense                (186,495)               (46,895)

Total Other Income
and (Expenses)                  (679,836)               (25,181)

INCOME (LOSS)
BEFORE INCOME TAXES           (4,655,372)            (2,051,252)

PROVISION FOR
INCOME TAXES (Note 1)

NET INCOME (LOSS)            $(4,655,372)           $(2,051,252)

NET INCOME (LOSS) PER SHARE         (.37)                  (.21)

WEIGHTED AVERAGE
OUTSTANDING SHARES            12,594,366              9,883,325





                                      Worldwide Wireless Networks, Inc.
                                   (formerly Pacific Link Internet, Inc.)
                              Consolidated Statements of Stockholders' Equity
                                     December 31, 2000 and 1999


                                                               Additional        Retained     Accumulated
                                           Common Stock         Paid in          Earnings   Comprehensive
                                         Shares    Amount       Capital         (Deficit)   Income (Loss)
Balance at inception on
August 1, 1997                                  0         0           0                0             0

Shares issued to organizers for
cash                                    5,880,000     5,880      (3,380)               0             0

Net income (loss) for the period
     ended December 31, 1997                    0         0           0         (153,493)            0

Balance on December 31, 1997            5,880,000     5,880      (3,380)        (153,493)            0

Shares issued for cash                  1,120,000     1,120     101,525                0             0

Net income (loss) for the year
     ended December 31, 1998                    0         0           0         (330,183)            0

Balance on December 31, 1998            7,000,000     7,000      98,145         (483,676)            0

April 1, 1999 - Reverse acquisition
     and reorganization adjustment      4,199,988     4,200     995,800                0             0

April 2, 1999 - Stock issued for cash
and services valued at $2.00 per
      share                               400,000       400     799,600                0             0

June 1999 Warrants issued for services          0         0     122,000                0             0

December 1999 - Stock issued for
     cash at $2 per share                 200,000       200     399,800                0             0

Net income (loss) for the year
     ended December 31, 1999                    0         0           0       (2,051,252)            0

Balance on December 31, 1999           11,799,988    11,800   2,415,345       (2,534,928)            0

January 2000 - Stock issued
for cash at $2 per share
                                          250,000       250     499,750                0             0

February 2000 - Stock issued
for services at $2 per share
                                          200,000       200     399,800                0             0

February 2000 - Stock issued for
     acquisition of Tarrab
     Capital Group
     at $4 per share                        5,000         5      19,995                0             0

March 2000 - Stock issued for
insurance policy at $4.13
per share
                                            8,000         8      32,992                0             0

April 2000 - Stock issued for
servicesat $5.92 per share                    915         1       5,416                0             0





                                Worldwide Wireless Network, Inc.
                             (formerly Pacific Link Internet, Inc.)
                       Consolidated Statement of Stockholders' Equity
                                  December 31, 2000 and 1999


                                                               Additional        Retained     Accumulated
                                           Common Stock         Paid in          Earnings   Comprehensive
                                         Shares    Amount       Capital         (Deficit)   Income (Loss)

May 2000 - Stock issued for cash
     at $3.50 per share                    100,000       100      349,900              0             0

May 2000 - Stock issued for cash
     at $3.45 per share                    144,887       145      499,855              0             0

June 2000 - warrants issued for private
     equity line                                 0         0       48,000              0

June 2000 - warrants issued for services         0         0       63,000              0             0

June 2000 - November 2000 - stock
options       vested for services
                                                 0         0       13,800              0             0

June 2000 - Stock issued for services
     at $2.32 per share                     45,157        45      104,945              0             0

June 2000 - Cash paid for offering
costs                                            0         0      (30,000)             0             0

June 2000 0 Stock issued for offering
     costs at $3.45 per share                5,000         5           (5)             0             0

June 2000 - Stock issued for
investment at $4 per share
                                           300,000       300    1,199,700              0             0

July 2000 - Stock issued for services
     at $3 per share                         5,000         5       14,995              0             0

July 2000 - Stock cancelled for
     convertible debentures               (144,887)     (145)    (499,855)             0             0

July 2000 - Stock issued for cash
     at $2 per share                       125,000       125      249,875              0             0

July 2000 - Cash paid for
offering costs                                   0         0       (6,875)             0             0

Net unrealized income (loss) for year
     ended December 31, 2000                     0         0            0              0      (400,000)

Net income (loss) for the year
     ended December 31, 2000                     0         0            0     (4,655,372)            0

Balance on December 31, 2000            12,844,060    12,844    5,380,633     (7,190,300)     (400,000)



                   Worldwide Wireless Networks, Inc.
                   formely Pacific Link Internet,Inc.
                Consolidated Statements of Cash Flows

                                            Twelve Months Ended December 31,
                                                 2000             1999


Cash Flows From Operating Activities

Net income (loss)                            (4,655,372)       (2,051,252)

Non-cash items:
Depreciation & amortization                     575,717           321,246
Bad debt                                         (5,000)                0
Loss on investment                              536,885            13,115
Stock and warrants issued for services          124,800           822,000
Loss on disposal of asset                         6,135                 0
Shares issued for services                      525,407                 0
Shares issued for insurance policy               33,000                 0

(Increase)/decrease in current assets:
Accounts receivable                             (93,706)         (135,751)
Accounts receivable-related party                     0            54,814
Employee advance                                 (4,500)           (3,000)
Prepaid expenses                                (14,433)          (18,912)
Deferred charges                                 19,126           (11,556)

  Increase (Decrease) in:
    Inventory                                (2,002,031)         (129,861)

Increase/(decrease) in current liabilities:

     Bank overdraft                                   0            (4,092)
     Accounts payable                         2,443,668           133,148
     Accrued expenses                           244,883            83,933

Unearned revenue                                (11,831)           60,866

Net Cash Provided (Used) by Operating        (2,277,252)         (865,302)

Cash Flows from Investing Activities:

Purchase of property and equipment             (911,066)         (957,045)
  Cash Paid for Deposits                        (16,224)          (21,013)
  Cash paid for Investments                           0           (50,000)


Net Cash Provided (Used) by
Investing Activities                           (791,211)       (1,028,058)

Net Cash Provided (Used)
by Investing Activities                        (927,290)       (1,028,058)

Cash Flows from Financing Activities:
Advances on line of credit                            0                98
Cash paid on line of credit                     (19,484)           (9,246)
Cash from sale of stock                       1,063,000           500,000
Cash received from debt financing             2,262,150           633,468
Principal payments on long-term debt           (109,227)          (94,649)
Cash received in merger with Worldwide                0         1,000,000
Cash paid for registration fees                  (6,879)                0


Net Cash Provided (Used) by
Financing Activities                          3,189,560         2,029,671

Increase/(decrease) in cash                     (14,982)          136,311

Cash and Cash Equivalents
at Beginning of Period                          136,311                 0

Cash and Cash Equivalents
at End of Period                                121,329           136,311

Supplemental Cash Flow Information
Cash paid for interest                         $ 29,205           $28,119





Cash paid for income taxes                           0              0
Non-cash financing transaction:                      0              0
Stock and warrants issued for services         124,800        822,000
Stock issued for services                      545,407              0
Stock issued for investment                  1,200,000              0
Stock issued for insurance policy               33,000              0
Stock issued for notes payable                 100,000              0
Stock cancelled for convertible debentures     500,000              0

Cash paid for income taxes                           0              0
Non-cash financing transaction:                      0              0
Stock and warrants issued for services         124,800        822,000
Stock issued for services                      545,407              0
Stock issued for investment                  1,200,000              0
Stock issued for insurance policy               33,000              0
Stock issued for notes payable                 100,000              0
Stock cancelled for convertible debentures     500,000              0

NOTE 1 - Summary of Significant Accounting Policies

a.       Organization
The audited financial statements presented for December 31, 2000 and 1999, are those of Worldwide Wireless Networks, Inc.
(formerly Pacific Link Internet, Inc.) (The Company). The
Company was incorporated under the laws of the State of California on September 22, 1997, however operations began on August 1, 1997. The Company provides wireless internet access to business and individuals. The Company's headquarters are located in Orange, California.

On April 1, 1999 the Company merged with Worldwide Wireless Networks, Inc. (Worldwide) a public company with no operations, and assumed the name of Worldwide Wireless Networks, Inc. Pursuant to the merger, Pacific Link ceased to exist and Worldwide became the surviving corporation. Worldwide was organized in the State of Nevada on June 10, 1992. Worldwide recently raised $1,000,000 in anticipation of the merger, and provided this as the only asset to the newly combined organization. The merger was treated as a reverse merger for accounting purposes.

On February 10, 2000, the Company issued 5,000 shares of restricted common stock valued at $20,000 for all of the outstanding shares of Tarrab Capital Group (TCG), a Nevada Corporation. At the date of the merger, TCG had no assets and no revenues or operations and ceased to exist.


b.       Recognition of Revenue, Deferred
Charges, Unearned RevenueThe Company recognizes income and expense on the accrual basis of accounting. During 1999 and 1998, the Company entered into various sales agreements whereby, a third party financial institution pays a factored sales amount to the Company for sales contracts received from customers with terms of 1 to 3 years.
The Company has deferred the revenue on these contracts to be recognized over the time of the contract. Unearned revenue has been established on the books in order to defer the revenues received from the third party on these contracts. The corresponding factoring fee has been deferred as an asset called "deferred charges" and is also recognized over the life of the contract. All other sales are recorded when the services are completed.

c.       Earnings (Loss) Per Share
The computation of earnings per share of common stock is based on the weighted average number of shares outstanding at the date of the financial statements. Fully diluted earnings per share has not been presented, because the earnings per share is the same. Warrants to purchase 625,000 common shares and employee stock options have been eliminated in the fully diluted earnings per share due to their anti-dilutive effect.

NOTE 1 - Summary of Significant Accounting Policies (continued)

c.       Earnings (Loss) Per Share (continued)


                                                 Income (loss)        Shares       Per Share
                                                  (Numerator)     (Denominator)      Amount
For the year ended December 31, 2000:
       Income (loss) from operations              $(4,655,372)
         Basic EPS
         Income (loss) to common shareholders     $(4,655,372)       12,594,366      $(.37)

      For the year ended December 31, 1999:
      Income (loss) from operations               $(2,051,252)
       Basic EPS
      Income (loss) to common shareholders        $(2,051,252)        9,883,325      $(.21)


d.       Provision for Income Taxes

     No provision for income taxes has been recorded due to net operating loss carryforwards totaling approximately $7,190,300 that will be offset against future taxable income. These NOL carryforwards begin to expire in the year 2013. No tax benefit has been reported in the financial statements because the Company has yet to generate taxable income.

     Deferred tax assets and the valuation account is as follows at December 31, 2000 and 1999:

            Deferred tax asset:            2000               1999
            NOL carryforward            $ 2,453,013       $ 861,900
            Valuation allowance          (2,453,013)       (861,900)
            Total                       $         0       $       0

e.       Cash and Cash Equivalents

The Company considers all highly liquid investments with maturities of three months or less to be cash equivalents.

f.       Property and Equipment

Expenditures for property and equipment and for renewals and betterments, which extend the originally estimated economic life of assets or convert the assets to a new use, are capitalized at cost. Expenditures for maintenance, repairs and other renewals of items are charged to expense. When items are disposed of, the cost and accumulated depreciation are eliminated from the accounts, and any gain or loss is included in the results of operations.

NOTE 1 - Summary of Significant Accounting Policies (continued)

f.       Property and Equipment (continued)

Assets are reviewed by management annually for impairment and are written down to fair market value if impairment exists.

The provision for depreciation is calculated using the straight-line method over the estimated useful lives of the assets. Useful lives of assets are as follows: Computer and wireless network equipment - 3 years; DSL equipment - 1 year; Furniture and fixtures - 7 years;
Office equipment - 5 years. Depreciation expense for the period ended December 31, 2000 and 1999 is $575,717, and $321,246, respectively.

g.       Investments Available for Sale

              Management determines the appropriate classification of marketable equity security investments at the time of purchase and reevaluates such designation as of of each balance sheet date. Unrestricted and restricted marketable equity securities have been classified as available for sale. Available for sale securities are carried at fair value, with the unrealized gains and losses, net of tax, reported as a net amount in accumulated comprehensive income.
Realized gains and losses and declines in value judged to be other-than-temporary on available for sale securities are included in investment income. The cost of securities sold is based on the specific identification method. Interest and dividends on securities classified as available for sale are included in investment income.


NOTE 2 - Related Party Transactions

During 1999, the Company paid $16,300 to a shareholder for a note payable which was outstanding from December 31,1998.

During 1999, the Company paid $15,000 to a shareholder for a note payable which was outstanding from December 31, 1997.

During 1999, the Company received $75,000 from a shareholder for a note payable. As of December 31, 2000 and 1999, the balance due is $75,000.

NOTE 3 -  Investments

In April 1999, the Company entered into an agreement with Bridge Technology, Inc., wherein the Company contributed $50,000 for a 20% interest in Pacific Bridge Net (PBN). In addition to the capital contribution, the Company was to provide consulting services to PBN for $50,000.



NOTE 3 -  Investments  (Continued)

As of December 31, 1999, the investment has been reduced from $50,000 to $36,885 due to the Company's 20% share of the $65,575 loss reported by PBN. The Company uses the equity method of accounting for this investment.

During 2000, the Company contributed their 20% investment interest back to PBN. A loss on the investment has been recognized of $36,885.

On June 28, 2000, the Company issued 300,000 shares of its common stock valued at $1,200,000. The fair value of this security was determined by the quoted stock price on the market at the time of purchase.

At September 30, 2000, this investment's stock price in the market had decreased by $0.50 per share. In accordance with SFAS 115, we recognized the decrease in market value as temporary, and the $0.50 per share decline in value was recorded as a comprehensive loss that is reported as an adjustment to the equity section on our Balance Sheet.

Since the period ended September 30, 2000, this investment's stock price in the market has continued to decrease substantially. In order to remain in compliance with SFAS 115, we recorded a loss on investment to recognize an other than temporary loss on our December 31, 2000 Income Statement. Based on the decline in the price per share over the last six months we recorded a permanent write down of our investment from $8.00 per share to $4.00 per share or $600,000.

INVENTORYpurchase.

       As of December 31, 2000, the Company recorded $400,000 of unrecognized losses on Bridge, an investment available for sale, in accumulated comprehensive income in equity. The aggregate fair value of Bridge at December 31, 2000 is $300,000. A loss of $500,000 has been recognized due to management's determination that the value of Bridge is a permanent decline.

NOTE 4 - Long-Term Liabilities

Long Term Liabilities are detailed in the following schedules as of December 31, 2000 and 1999:

Notes payable is detailed as follows:                     2000        1999

Note payable to an individual, payments due
monthly of $500 through July 2000, bears
interest at 7%, secured by equipment and
other assets.                                                 0       3,777

       Note payable to an individual, no monthly
       payment, payable on demand, bears interest
       at 10%, unsecured note                            38,000           0

Note payable to a corporation, payments due
monthly of $5,457 until paid in full, bears
interest at 12%, unsecured note                           8,879      58,468

       Note payable to a corporation, no monthly
       payment, due in January 2001, bears interest
       at 12%, secured by business assets               200,000           0

NOTE 4- Long-Term Liabilities (continued)
                                                          2000        1999

Note payable to a corporation, no monthly
payment, matures March 2001, bears interest
at 11%, guaranteed by an officer of the
Company and secured by business assets                       0      500,000

Note payable to a corporation, no monthly
payment, bears interest at 10%, due January
2002, unsecured note                                   100,000            0

Note payable to a corporation, no monthly
payment, bears interest at 10%, due upon
demand, unsecured note                                 125,000            0

Note payable to a corporation, no monthly
payment, payable on demand, bears interest
at 56.75%, secured by equipment                        130,403            0
Note payable to an individual, no monthly
payment, payable on demand, bears interest
at 10%, unsecured note                                  75,000            0

Total Notes Payable                                    677,282      562,245

       Convertible debentures is detailed as follows:
                                                        2000          1999

Note payable to a corporation, no monthly
payment, matures March 2001, bears interest
at 11%, guaranteed by an officer of the
Company and secured by business assets               1,000,000            0

Note payable to a corporation, no monthly
payment, bears interest at 7%, due June 2003,
unsecured note                                         300,000            0

Note payable to a corporation, no monthly
payment, bears interest at 7%, due June 2003,
unsecured note                                         700,000            0

Total Convertible Debentures                         2,000,000            0

NOTE 4- Long-Term Liabilities (continued)

Notes payable related party is detailed as follows:
                                                        2000          1999

Note payable to a shareholder, no monthly
payment, payable on demand, bears interest
at 10%, unsecured note                                 75,000        75,000

Total notes payable - related party                    75,000        75,000

Capital lease obligations are detailed in the following schedule as of December 31, 2000 and 1999:
                                                        2000          1999
Capital lease obligation to a corporation
for antenna equipment, lease payments due
monthly of $710 through January 2001,
bears interest at 19.7%, secured by antenna
equipment.                                         $    2,638     $   8,815

Capital lease obligation to a corporation
for wireless equipment, lease payments due
monthly of $175 through May 2001,
bears interest at 18%, secured by
wireless equipment.                                       855         2,743

Capital lease obligation to a corporation
for wireless equipment, lease payments due
monthly of $1,244 through October 2000,
bears interest at 15.5%, secured by wireless
equipment.                                              7,305        17,567

Capital lease obligation to a corporation
for equipment, lease payments due monthly
of $1,248 through December 1999, bears
           interest at 32.5%, secured by equipment.         0         1,215

Total Lease Obligations                                10,798        30,340

Total long term liabilities                         2,763,080       667,585





NOTE 4- Long-Term Liabilities (continued)
                                                        2000          1999

  Less current portion of:
  Notes payable                                       577,282       562,245
  Convertible debentures                            1,000,000             0
  Notes payable - related party                        75,000        75,000
  Capital lease obligations                            10,798        28,110
Total current portion                               1,663,080       665,355
Net Long Term Liabilities                       $   1,100,000    $    2,230

Future minimum principal payments on notes payable are as follows at December 31, 2000:

       2001                                   1,652,282
       2002                                           0
       2003                                   1,100,000
Total notes payable                       $   2,752,282

Future minimum lease payments are as follows at December 31, 2000:

2001                                             12,153

Less portion representing interest                1,355
Total                                     $      10,798

NOTE 5 - Lines of Credit

The Company has three lines of credit with three banks with total credit of $106,000. The average interest rate is 11.75%. The balances due at December 31, 2000 and 1999 were $69,839 and $89,323, respectively.

NOTE 6 - Use of Estimates in the Preparation of Financial Statements

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and revenues and expenses during the reporting period. In these financial statements, assets, liabilities, revenues and expenses involve reliance on management's estimates. Actual results could differ from those estimates.

NOTE 7 - Commitments and Contingencies

            The Company has an operating lease for office space.
Monthly lease payments are due of $2,549 for sixty months starting May 1, 1998 and ending April 30, 2003.

NOTE 7 - Commitments and Contingencies (continued)

            The Company has an operating lease for antenna space on a roof. The agreement calls for monthly payments of $350 the first six months, $450 the next six months, and $500 for the remaining 48 months of the sixty-month contract. The lease began on September 15, 1998 and ends on August 31, 2003.

            The Company has an operating lease for office space. Monthly lease payments are due of $4,021 for sixty months starting
October 15, 1998 and ending September 30, 2003.   The Company has an
operating lease for office space. Monthly lease payments are due of $10,083 and the lease expires in March 2004.

            The Company has an operating lease for roof space.
Monthly lease payments are due of  $250 for sixty months starting
September 15, 1998 and ending August 31, 2003.

            The Company has an operating lease for roof space.
Monthly lease payments are due of $300 for sixty months starting
November 16, 1998 and ending October 31, 2003.

            The Company has an operating lease for roof space that
could potentially secure up to three antennas.   The agreement calls
for minimum monthly payments for the initial antenna of $1,000 the first twelve months, $1,050 the next twelve months, $1,103 the following twelve months, $1,158 the next twelve months, and $1,216 for the remaining twelve months of the sixty-month contract.
Each additional antenna (limit of three total) will require monthly payments of $750 the first twelve months, $788 the next twelve months, $827 the following twelve months, $868 the next twelve months, and
$912 the remaining twelve months.   The lease began on October 1,
1998 and ends on September 30, 2003.

            The Company has an operating lease for roof space.
Monthly lease payments are due of $1,300 for use of a one directional antenna or $1,300 for use of a four directional antenna for sixty months starting October 1, 1998 and ending September 30, 2003.

            The Company has an operating lease for roof space.
Monthly lease payments are due of $250 for thirty-six months starting December 2, 1998 and ending November 30, 2001.

NOTE 7 - Commitments and Contingencies (continued)

            The Company has an operating lease for roof space.
Monthly lease payments are due of $200 for thirty-six months starting August 1, 1999 and ending July 31, 2002.

            The Company has an operating lease for roof space.
Monthly lease payments are due of $300 for thirty-six months starting April 1, 1999 and ending March 31, 2004.

            The Company has an operating lease for office space.
Monthly lease payments are due of $2,890 starting March 1, 2000 and ending February 28, 2005.

            The Company has an operating lease for roof space.
Monthly lease payments are due of $2,100 starting July 1, 2000 and ending June 30, 2003.

            The Company has an operating lease for roof space.
Monthly lease payments are due of $500 starting August 1, 2000 and ending July 31, 2003.

            The Company has an operating lease for roof space.
Monthly lease payments are due of $750 starting September 1, 2000 and ending August 31, 2005.

            The Company has an operating lease for roof space.
Monthly lease payments are due of $650 starting September 1, 2000 and ending August 31, 2010.

            The Company has an operating lease for roof space.
Monthly lease payments are due of $1,275 starting September 1, 2000 and ending August 31, 2010.

            The Company has an operating lease for roof space.
Monthly lease payments are due of $1,175 starting September 1, 2000 and ending August 31, 2010.

Future minimum operating lease payments are as follows at December 31, 2000:

2001                            $       463,953
2002                                    404,014
2003                                    313,558
2004                                    114,033
2005                                     48,980
Total                           $     1,344,538

            The Company is obligated under employment contracts to officers of the Company through December 31, 2003, for $110,000 total compensation per year.

NOTE 7 - Commitments and Contingencies (continued)

            The Company has an investor group committed to providing capital for the Company's continued expansion and operations. If this funding source did not provide the necessary capital needed, the Company would need to find additional sources of funding, or cut back on the expansion process to maintain operations.

       During 2000, the Company granted 24,966 stock options to a consultant who was not covered under the employee stock option plan. The stock options are exercisable at a price of $3 per share. The fair value of the stock options were determined using the Black-Scholes option pricing model with the following assumptions: risk free interest rate of 7%, life of 5 years; volatility of 25% with no dividend yield. In 2000, the Company recorded expenses of $13,800. No stock options were exercised during 2000.

       In November 1999, the Company entered into a purchase agreement with Adaptive Broadband Corporation (Adaptive). The Company has agreed to purchase wireless telecommunications equipment from Adaptive.

Details of the agreement are as follows:

                                                       Unit Prices
                                               Subscriber     Access
Time Frame            Quantity Commitment         Units       Points
0-12 months after     2,624 units              $1,675,000   $2,075,000
 effective date

13-24 months after   additional 5,120 units    $1,250,000    $1,650,000
  effective date

25-36 months after   additional 7,760 units    $1,000,000    $1,400,000
  effective date

As of December 31, 2000, management is in the process of canceling the agreement with Adaptive and returning approximately $1,485,241 in inventory.

NOTE 8 - Employee Stock Option Plan

On August 13, 1999, the Company established an Employee Stock Ownership Plan (the Plan). The Plan covers both current and prospective employees, consultants and directors. Employees will be covered under the Incentive Stock Option and consultants will be covered under the Nonstatutory Stock Option.

NOTE 8 - Employee Stock Option Plan(continued)

The exercise price for each option shall be established by the Company Board of Directors. The exercise price per share for an Incentive Stock Option cannot be less than the fair market value of a share of stock on the effective grant date. The exercise price per share for a Nonstatutory Stock Option cannot be less than 85% of the fair market value of a share of stock on the effective date of the option.

As of December 31, 2000, $1,750,000 there are 895,911 options granted, of which 337,154 are vested. Per FASB 123, the Company is not required to recognize compensation when the options vest since exercise price for all the options granted were at fair market value on the date of grant. No options are exercisable after WARRANTSthe expiration of 10 years after the effective grant date. The maximum number of shares to be issued under the plan is 1,000,000.

A summary of the option activity follows:

             Options Available        Options     Weighted Average
                 for Grant          Outstanding    Exercise Price

Granted                1,000,000      895,911          3.00
Exercised                      0            0             0
Cancelled /
Forfeited                      0            0             0
Balances,
12/31/00               1,000,000      895,911          3.00

       Pro forma information regarding net income and earnings per share is required by SFAS N. 123. This information is required to be determined as if the company had accounted for its employee stock options granted during the year under the fair value method of that statement. The fair value of options granted in 2000 reported below has been estimated at the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions:

       Expected life (in years)                10
       Risk-free interest rate                  6.0%
       Volatility                              50%
       Dividend yield                           0%

       For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting periods. The company's pro forma information follows:


NOTE 8 - Employee Stock Option Plan (continued)
                                                    2000          1999

       Pro forma net income                     (4,655,372)   (2,120,000)
       Pro forma basic earnings per share             (.37)         (.22)

NOTE 9 - Reverse Acquisition and Reorganization

Effective April 1, 1999, Pacific Link Internet, Inc. (Pacific)
(a private company) was acquired by Worldwide Wireless Networks, Inc. (Worldwide) (a public company).

Worldwide issued 7,000,000 shares to the shareholders of Pacific in exchange for all shares of Pacific, thus making it a wholly owned subsidiary of Worldwide. The agreement provides for the acquisition to be treated as a reverse acquisition, thus making Pacific the accounting survivor. Because the historical financial information in these financial statements prior to the reverse acquisition
(April 1, 1999) is that of the accounting acquirer (Pacific), a forward stock split of 14 for 1 has been retroactively applied to show the effects of the 7,000,000 share issuance as though it happened ratably since inception of Pacific. The management of Worldwide resigned and the management and board of Pacific filled the vacancy.

In January 1999, $1,000,000 was advanced to the Company from investors as an investment. Of the 4,199,988 shares issued, 200,000 post merger shares were issued to the investors in relation to the $1,000,000 investment.

NOTE 10 - Warrants

In June 1999, the Company issued warrants to purchase common stock at various prices for services. The fair value of the warrants were determined using the Black-Scholes option pricing model with the following assumptions: risk free interest rate of 7%; warrant life of 5 years; volatility of 25% with no dividend yield. In 1999, the Company recorded expenses of $122,000 in connection with the warrant issuance. No warrants were exercised at December 31, 2000 and the following are outstanding:

  Warrants                    Exercise Price
  100,000                   $ 3.00 per share
  100,000                     4.00 per share
  200,000                     5.00 per share
  400,000

NOTE 10 - Warrants (continued)

       On June 19, 2000, the Company entered into a Private Equity
Line of Credit Agreement with Whitsend Investments Ltd. (Whitsend). Pursuant to this agreement, Whitsend has committed up to $20,000,000 for the purchase of the Company's common stock over a 36 month period. Once every 15 days, the Company may borrow up to $500,000 from Whitsend if the Company meets certain criteria. The Company is not obligated to draw on any of the available funds. In lieu of providing Whitsend with a minimum aggregate draw down commitment, the Company has issued 125,000 warrants for the purchase of its shares of common stock at $4.69 per share. These warrants expire on June 19, 2003. The fair value of the warrants were determined using the Black-Scholes option pricing model with the following assumptions: risk free interest rate of 7%; warrant life of 5years; volatility of 25% with no dividend yield. In 2000, the Company recorded expenses of $48,000 in connection with the warrant issuance. No warrants were exercised during 2000.

       On June 30, 2000, the Company entered into a Convertible Debenture and Warrants Purchase Agreement with several investors. Pursuant to the agreement, the Company converted $1,000,000 of its notes payable to $1,000,000 in convertible debentures and issued 100,000 warrants. The exercise price per share under these warrants will be $4.20 per share. These warrants expire on June 30, 2003. The fair value of the warrants were determined using the Black-Scholes option pricing model with the following assumptions: risk free interest rate of 7%; warrant life of 5 years; volatility of 25% with no dividend yield. In 2000, the Company the Company recorded expenses of $63,000 in connection with the warrant issuance.

              On June 30, 2000, the Company entered into a Convertible Debenture and Warrant Purchase Agreement having an aggregate principal amount of $1,000,000. The convertible debentures mature on June 30, 2003, and bear interest at 7% per annum until the earlier of conversion into the Company's common stock or maturity. Interest is payable quarterly in arrears on September 1, October 1, January 1 and June 1 of each year commencing on September 1, 2000.

       The convertible debentures are convertible by the holder at any time prior to the close of business on June 30, 2003. The conversion price is equal to the lesser of $3.66 per share or 80% of the market price as of the date on which the holder of the debenture gives notice of their intention to convert the debentures. If the conversion price is not less than $7.00 per share, the Company may redeem the debentures for cash at 150% of the unpaid principal and accrued interest.



Note 11 - Going Concern

             The accompanying financial statements have been prepared assuming the Company will continue as a going concern. The Company has had recurring operating losses for the past several years and is dependent upon financing to continue operations. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. It is management's plan to restructure the Company's financial position and to adjust operations toward profitability. Management has divested their interest from unprofitable services and has eliminated approximately $2,000,000 of short-term debt through the return of inventory. In addition, funding of the Company's operations may be supplemented by the use of the $20,000,000 equity line as discussed in Note 10.






NOTE 12 - Stockholders' Equity Transactions

During 1998, the Company issued 1,120,000 shares of common stock at $.10 per share for cash.

On April 1, 1999, the Company issued 7,000,000 shares in the reverse merger acquisition with Pacific Link Internet
(See Note 9).

On April 2, 1999, the Company issued 400,000 shares of common stock for cash of $100,000 and services valued at $700,000.

In June 1999, the Company issued warrants to purchase stock at 3.00, 4.00 and 5.00 per share, valued at $122,000 (See Note 10).

In December1999, the Company issued 200,000 shares of common stock for cash of $400,000, at $2 per share, from a private investor.

NOTE 13 - Prior Period Restatement

Accounts receivable - related party was reclassified as a contra equity account for the period ended December 31, 1998, to conform to SEC regulations for officer receivables.
Assets decreased by $54,814 and Equity decreased the same amount for this restatement.


                   Worldwide Wireless Networks, Inc.
                (Formerly Pacific Link Internet, Inc.)

              Unaudited Consolidated Financial Statements

                          December 31, 2000


                   Worldwide Wireless Networks, Inc.
                 Unaudited Consolidated Balance Sheets



ASSETS                                                 December 31, 2000   December 31,1999
                                                         (Unaudited)

CURRENT ASSETS

Cash and Cash Equivalents                                   $121,329            $136,311
Accounts Receivable (net of allowance for doubtful
   accounts of $3,577 and $20,000 respectively)              269,837             165,091
Other Receivables                                              9,917               3,000
Inventory                                                  2,143,463             129,861
Prepaid Expenses                                              36,583              18,912
                                                           ---------           ---------
   Total Current Assets                                    2,581,129             453,175
                                                           ---------           ---------
PROPERTY & EQUIPMENT

Office Equipment                                             197,592             103,231
Leased Equipment                                              61,315             177,653
Machinery Equipment                                        1,839,674           1,109,524
                                                           2,098,581           1,390,408
                                                           ---------           ---------
Less:
   Accumulated Depreciation - leased equipment               (61,315)           (165,255)
   Accumulated Depreciation                                 (801,474)           (282,495)
                                                           ---------           ---------
   Total Property & Equipment                              1,235,792             942,658
                                                           ---------           ---------
OTHER ASSETS

Investments available for sale                               300,000              36,885
Deferred Charges                                               2,858              21,984
Deposits                                                      54,421              36,197
                                                           ---------           ---------
   Total Other Assets                                        355,729              95,066
                                                           ---------           ---------
TOTAL ASSETS                                              $4,172,200          $1,490,899
                                                           =========           =========


                     Worldwide Wireless Networks, Inc.
                   Unaudited Consolidated Balance Sheets

LIABILITIES AND STOCKHOLDERS' EQUITY
                                                  December 31, 2000    December 31, 1999
                                                     (Unaudited)
CURRENT LIABILITIES

Accounts Payable                                      $3,053,078            $655,485
Accrued Expenses                                         286,790              83,933
Lines of Credit                                           69,839              89,323
Unearned Revenue                                          13,259             102,356
Customer Deposits                                         77,265                   0
Current Portion of Long Term Liabilities               1,663,079             665,355
                                                       ---------           ---------
   Total Current Liabilities                           5,163,310           1,596,452
                                                       ---------           ---------
LONG TERM LIABILITIES

Notes Payable                                          2,564,281             562,245
Notes Payable - Related Party                            188,000              75,000
Capital Lease Payable                                     10,798              30,340
Less Current Portion                                  (1,663,079)           (665,355)
                                                       ---------           ---------
   Total Long Term Liabilities                         1,100,000               2,230
                                                       ---------           ---------
TOTAL LIABILITIES                                      6,263,310           1,598,682
                                                       ---------           ---------
STOCKHOLDERS' EQUITY

Common Stock, 50,000,000 shares of $.001 par value
authorized, 12,844,060 and 11,799,988 shares
issued and outstanding                                    12,844              11,800
Additional Paid In Capital                             5,255,828           2,415,345
Accumulated Comprehensive Income                        (400,000)                  0
Retained Earnings                                    (6,959,7820)         (2,534,928)
                                                      ----------           ---------
   Total Stockholders' Equity                         (2,091,110)           (107,783)
                                                       ---------           ---------
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY            $4,172,200          $1,490,899
                                                       =========           =========




                     Worldwide Wireless Networks, Inc.
             Unaudited Consolidated Statements of Operations


                                        Three Months Ended
                                           December 31,
                                              2000                1999            2000            1999

SALES                                       $589,063            $751,072       $3,346,583      $ 1,980,203

COST OF GOODS SOLD                           437,283             459,729        2,272,999          972,802
                                             -------             -------        ---------        ---------
GROSS PROFIT                                 151,780             292,017        1,073,584        1,007,401
                                             -------             -------        ---------        ---------
OPERATING EXPENSES
  General and Administrative                 491,528           1,316,150        3,740,216        2,377,133
  Sales                                      317,501             258,449          892,467          616,022
  Bad Debt Expense                           185,920              40,317          185,920           40,317
                                             -------           ---------        ---------        ---------
TOTAL OPERATING EXPENSES                     994,949           1,614,916        4,818,603        3,033,472
                                             -------           ---------        ---------        ---------
OPERATING INCOME (LOSS)                     (843,169)         (1,322,899)      (3,745,019)      (2,026,071)
                                             -------           ---------        ---------        ---------
OTHER INCOME AND (EXPENSE)
  Loss on Investment                         (36,885)            (13,115)         (36,885)         (13,115)
  Loss on Abandonment of Equipment            (6,134)                  0           (6,134)               0
  Loss of Value on Stock Investment         (600,000)                  0         (500,000)               0
  Interest Expense                           (78,689)            (20,411)        (186,495)         (46,895)
  Miscellaneous Income                        49,679              18,163           49,679           34,829
                                             -------           ---------        ---------        ---------
                                            (672,029)            (15,363)        (779,835)         (25,181)
                                             -------           ---------        ---------        ---------
NET INCOME (LOSS)                        ($1,515,198)        ($1,338,262)     ($4,424,854)     ($2,051,252)
                                           =========           =========        =========        =========
NET INCOME (LOSS) PER SHARE               $    (0.12)        $     (0.12)     $     (0.36)     $     (0.21)
                                           ---------           ---------        ---------        ---------
WEIGHTED AVERAGE NUMBER OF
   COMMON SHARES                          12,844,060          11,599,988       12,609,093        9,883,325
                                          ==========          ==========       ==========        =========


                   Worldwide Wireless Networks, Inc.
           Unaudited Consolidated Statements of Cash Flows

                                                       Twelve Months Ended December 31,
                                                             2000             1999
CASH FLOWS FROM OPERATING ACTIVITIES
Net Income (Loss)                                       ($4,524,854)      ($2,051,252)
  Net Cash Used in Operating Activities:
     Depreciation and Amortization                          575,717           321,246
     Bad Debt                                               (16,423)                0
     Shares Issued for Services                             545,407           822,000
     Shares Issued for Insurance Policy                      33,000                 0
     Loss on Investment                                     536,885                 0
     Loss on Abandonment                                      6,134                 0
  (Increase) Decrease in:
     Accounts Receivable                                    (88,323)         (135,751)
     Other Current Assets                                    (6,917)           51,814
     Inventory                                           (2,013,602)         (129,861)
     Prepaid Expenses                                       (17,671)          (18,912)
     Deferred Charges                                        19,126           (11,556)
  Increase (Decrease) in:
     Bank Overdraft                                               0            (4,092)
     Accounts Payable and Accrued Expenses                2,600,450           214,081
     Customer Deposits                                       77,265                 0
     Unearned Revenue                                       (89,097)           60,866
                                                          ---------         ---------
Net Cash Provided (Used) by Operating Activities         (2,262,903)         (865,302)
                                                          ---------         ---------
CASH FLOWS FROM INVESTING ACTIVITIES
  Purchase of Property and Equipment                       (774,987)         (957,045)
  Cash Paid for Deposits                                    (16,224)          (21,013)
  Cash paid for Investments                                       0           (50,000)

Net Cash Provided (Used) by Investing Activities           (791,211)       (1,028,058
                                                          ---------         ---------
CASH FLOWS FROM FINANCING ACTIVITIES
  Net Increase (Decrease) on Lines of Credit                (19,484)          (9,148)
  Proceeds from Debt Financing                            2,188,000           633,468
  Principal Payments on Debt Financing                      (92,505)          (94,649)
  Cash Received in Merger with Worldwide                          0         1,000,000
  Cash Paid for Registration Fees                            (6,879)
  Shares Issued for Cash                                    970,000                 0
                                                          ---------         ---------
Net Cash Provided (Used) by Financing Activities          3,039,132           500,000
                                                          ---------         ---------
                                                                            2,029,671
                                                          ---------         ---------
Net Increase (Decrease) in Cash and Cash Equivalents        (14,982)
                                                          ---------         ---------
  Cash & Cash Equivalents - Beginning                       136,311           136,311
                                                          ---------         ---------
  Cash & Cash Equivalents - Ending                         $121,329                 0

Supplemental Cash Flow Information                                           $136,311
  Cash paid for interest                                   $ 29,202
                                                          =========         =========
  Cash paid for income taxes                               $      0          $ 26,484
                                                          =========         =========
Non-cash financing transactions                                              $      0
                                                          =========         =========
  Investment acquired by issuing stock                   $1,200,000
                                                          =========         =========
  Stock issued for notes payable                          $ 100,000          $      0
                                                          =========         =========
  Note Payable Issued for Stock                           $ 500,000          $      0
                                                          =========         =========








ITEM 23:  CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS

We have had no change in, or disagreements with, our principal independent accountant during our last three fiscal years.




PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 24:  INDEMNIFICATION OF DIRECTORS AND OFFICERS

Our Articles of Incorporation and bylaws provide for the indemnification of present and former directors and officers and each person who serves at our request as our officer or director. To the full extent of Nevada Revised Statutes Sections 78.7502 and
78.751 indemnification for a director is mandatory and indemnification for an officer, agent or employee is permissive.
We will indemnify these individuals against all costs, expenses and liabilities reasonably incurred in a threatened, pending or completed action, suit or proceeding brought because the individual is our director or officer. The individual must have conducted himself in good faith and reasonably believed that his conduct was in, or not opposed to, our best interest. In a criminal action he must not have had a reasonable cause to believe his conduct was unlawful. This right of indemnification shall not be exclusive of other rights the individual is entitled to as a matter of law or otherwise.

We will not indemnify an individual adjudged liable due to his negligence or willful misconduct toward us, adjudged liable to us, or if he improperly received personal benefit. Indemnification in a derivative action is limited to reasonable expenses incurred in connection with the proceeding. Also, we are authorized to purchase insurance on behalf of an individual for liabilities incurred whether or not we would have the power or obligation to indemnify him pursuant to our bylaws.

ITEM 25:  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

The selling stockholders will pay all brokerage commissions and discounts attributable to the sale of the shares plus fees and expenses relating to the registration of their shares. We are responsible for all other costs, expenses and fees incurred in registering the shares offered by this prospectus, which are estimated to be $25,000.

ITEM 26:  RECENT SALES OF UNREGISTERED SECURITIES

The following discussion describes all securities we have sold within the past three years without registration:

At the inception of Pacific Link, the founders received an aggregate of 420,000 shares of common stock. The issuance of these shares was exempt from registration under the Securities Act of 1933 by reason of Section 4(2) as a private transaction not involving a public distribution.

During 1998, subsequent to the issuance of the founders' stock, we issued 80,000 shares of common stock at $0.10 per share in reliance upon the exemption provided by Section 4(2) of the Securities Act of 1933 as a private transaction not involving any public distribution. On April 1, 1999, in conjunction with our reverse merger, we effected a forward stock split in which each shareholder received 14 shares for every single share of common stock owned by that shareholder. As a result, the shares issued to founders became 5,880,000 shares, and the shares issued for cash became 1,120,000 shares, for a total of 7,000,000 shares which were then used to effect the reverse merger. (See Consolidated Statements of Shareholders' Equity in our Audit Report for 1999, and Footnote 9 and 12 attached to that audit report).

On April 2, 1999, we sold 400,000 common shares to Andrew Taubman for $100,000 and recognized services valued at $700,000, or $2.00 per share. The issuance of these shares was exempt from registration under the Securities Act of 1933 by reason of
Section 4(2) as a private transaction not involving a public distribution.

On June 1, 1999, we agreed to issue warrants to Columbia
Financial Group, Inc. in consideration for services rendered on our behalf. The warrants are exercisable for an aggregate of 400,000 common shares. The services which Columbia Financial Group, Inc. performed for us involved the preparation and dissemination to our shareholders, the media and others, information concerning Worldwide Wireless and our activities. Based upon our negotiation of, and entry into some agreements with, other companies providing or offering to provide these services to us for only cash, as well as our understanding of which Columbia Financial Group, Inc. charges to other clients in cash for the same type of services, we value the service provided to us by Columbia Financial Group, Inc. at approximately $10,000 per year of service. The fair value of the warrants were determined using the Black-Scholes option pricing model with the following assumptions: risk free interest rate of 7%; warrant life of 5 years; volatility of 25% with no dividend yield. We recorded expenses of $122,000 in connection with the warrant issuance.
The issuance of these shares was exempt from registration under the Securities Act of 1933 by reason of Section 4(2) as a private transaction not involving a public distribution.

On December 6 and 8, 1999 we sold an aggregate of 200,000 common shares, 100,000 on each date, to SGS Holdings for $400,000, or $2.00 per share. The issuance of these shares was exempt from registration under the Securities Act of 1933 by reason of Section 4(2) as a private transaction not involving a public distribution.

On January 5, 2000 we issued 250,000 restricted common shares to Pacific First National Corp., Inc. in consideration of $500,000.00. The issuance of these shares was exempt from registration under the Securities Act of 1933 by reason of
Section 4(2) as a private transaction not involving a public distribution.

Pursuant to an Acquisition Agreement and Plan of Merger (the "Merger Agreement") dated as of February 10, 2000 between Worldwide Wireless and Tarrab Capital Group ("TCG"), a Nevada corporation, all the outstanding shares of common stock of TCG were exchanged for 5,000 shares of our 144 restricted common stock in a transaction in which we were the successor corporation and TCG will cease to exist. A copy of the Merger Agreement and Certificate of Merger were filed as exhibits to the Form 8-K filed in February, 2000.

On February 10, 2000, we issued 200,000 restricted common shares to Mutual Ventures Corporation in consideration of $400,000 in legal fees paid to Sperry, Young & Stoecklein for services rendered in connection with the Tarrab Capital Group Merger. Mutual Ventures Corporation paid for these legal services on our behalf. The issuance of these shares was exempt from registration under the Securities Act of 1933 by reason of Section 4(2) as a private transaction not involving a public distribution.

On March 14, 2000 we issued 8,000 restricted common shares to Universal Business Insurance, Inc. in consideration of an officer and director liability insurance policy valued at $33,000.00.
The transaction was exempt from registration pursuant to 4(2) of the Securities Act of 1933 as a private offering not involving any public distribution.

Subsequent to the close of the first quarter, Worldwide Wireless awarded 915 shares to Robert P. Kelly, Jr. and Mimi Grant, joint owners of Southern California Technology Executive Network in compensation for its membership in that organization. The transaction was exempt from registration pursuant to 4(2) of the Securities Act of 1933 as a private offering not involving any public distribution.

On May 15, 2000 we issued 100,000 restricted common shares to The Oxford Group, Inc. in consideration of $350,000 in cash. The transaction was exempt from registration pursuant to 4(2) of the Securities Act of 1933 as a private offering not involving any public distribution.

On May 25, 2000, we issued 144,887 shares of common stock for cash of $500,000 at $3.45 per share, from a private investor on June 30, 2000. We subsequently recalled the shares and the $500,000 was rolled into an agreement to sell $1,000,000 of convertible debentures and warrants to AMRO International, S.A.
and Trinity Capital Advisors, Inc. A condition of the purchase is that we must register the shares of common stock underlying these debentures and warrants with the SEC. These investors are selling stockholders in this registration statement. As the shares originally issued in May have not yet been physically returned to us, we are continuing to reflect them as issued and outstanding; however, we anticipate that they will be returned and cancelled out in the fourth quarter of 2000. The transaction was exempt from registration pursuant to 4(2) of the Securities Act of 1933 as a private offering not involving any public distribution.

On June 1, 2000, we issued 20,157 shares of common stock to Schumann & Associates in consideration of legal and management services rendered between October 1999 and May 31, 2000, which were valued at $46,865. The transaction was exempt from registration pursuant to 4(2) of the Securities Act of 1933 as a private offering not involving any public distribution.

On June 1, 2000, Worldwide Wireless Networks, Inc. issued 25,000 shares of common stock for services valued at $58,125. The transaction was exempt from registration pursuant to 4(2) of the Securities Act of 1933 as a private offering not involving any public distribution.

On June 14, 2000, Worldwide Wireless Networks, Inc. issued 5,000 shares of common stock for services valued at $17,250. The transaction was exempt from registration pursuant to 4(2) of the Securities Act of 1933 as a private offering not involving any public distribution.

On June 19, 2000, we entered into a Private Equity Line of Credit Agreement with Whitsend Investments Limited, one of the selling shareholders. The terms of the agreement allow for periodic draw downs of the funding at the discretion of Worldwide Wireless Networks, Inc., the Investor is committed to purchasing up to $20,000,000 of our common stock and 125,000 warrants. Worldwide Wireless Networks, Inc. registered the investor securities in its prior SB-2 filing.

On June 28, 2000, we issued 300,000 restricted common shares to Bridge Technology, Inc. ("BTI") valued at $4.00 per share in consideration of the issuance of 150,000 BTI unrestricted common shares valued at $8.00 per share. The transaction was exempt from registration pursuant to 4(2) of the Securities Act of 1933 as a private offering not involving any public distribution.

On July 10, 2000, we issued 5,000 shares of common stock to Triton West Group, Inc. in consideration for services rendered to us in advising us as to the structure of, and helping us identify institutional purchasers of, our convertible debentures and warrants. A copy of the Convertible Debenture and Warrant Purchase Agreements, which references the involvement of Triton West Group, Inc. in that transaction, were filed as exhibits to the Form SB2 Registration Statement filed on August 1, 2000. Based upon our assessment of the value of the services provided to us, and the market value of our stocks at the time of the transaction, we have valued the shares given to Triton West Group, Inc. at $15,000 in the aggregate. The transaction was exempt from registration pursuant to 4(2) of the Securities Act of 1933 as a private offering not involving any public distribution.

On July 12, 2000, we agreed to issue warrants to Columbia Financial Group, Inc. in consideration for services rendered on our behalf.
The warrants are exercisable for an aggregate of 600,000 common shares. The services which Columbia Financial Group, Inc. performed for us involved the preparation and dissemination to our shareholders, the media and others, information concerning Worldwide Wireless and our activities. Based upon our negotiation of, and entry into some agreements with, other companies providing or offering to provide these services to us for only cash, as well as our understanding of which Columbia Financial Group, Inc. charges to other clients in cash for the same type of services, we value the service provided to us by Columbia Financial Group, Inc. at approximately $10,000 per year of service. The issuance of these shares was exempt from registration under the Securities Act of 1933 by reason of Section 4(2) as a private transaction not involving a public distribution.

On July 19, 2000 we issued 125,000 restricted common shares to Technology Equity Fund Corp. in consideration of $250,000 in cash. The transaction was exempt from registration pursuant to 4(2) of the Securities Act of 1933 as a private offering not involving any public distribution.

On January 31, 2001, we entered into a Settlement Agreement with Sinclair Davis Trading Corporation whereby, in exchange for services rendered to the Company, Sinclair Davis will receive 262,500 shares of common stock. Sinclair Davis is a selling stockholder in this registration statement.




In each of the private transactions above referenced above, we believe (and have received investor representations to the effect that) each purchaser:

(a) was aware that the securities had not been registered under federal securities laws;
(b) acquired the securities for his/her/its own account for investment purposes of the federal securities laws;7
(c) understood that the securities would need to be indefinitely held unless registered or an exemption from registration applied to a proposed disposition; and
(d) was aware that the certificate representing the securities would bear a legend restricting its transfer. We believe that, in light of the above, the sale of our securities to the respective acquirers did not constitute the sale of an unregistered security in violation of the federal securities laws and regulations by reason of the exemptions provided under Sections 3(b) and 4(2) of the Securities Act, and the rules and regulations promulgated thereunder.

Compliance with Section 16 of the Securities Exchange Act of 1934.

Section 16(a) of the Exchange Act requires Worldwide Wireless's direct ors nd officers and persons who beneficially own more than ten percent of Worldwide Wireless's common stock to file with the Securities and Exchange Commission initial reports of ownership and reports of changes in ownership of common stock in Worldwide Wireless. Officers, directors and greater-than-ten percent shareholders are required by Commission regulation to furnish Worldwide Wireless with copies of all Section 16(a) reports they filed. To Worldwide Wireless's knowledge, based solely on review of the copies of reports furnihed to Worldwide Wireless and written representation that no other reports were required, during the fiscal year ended December 31, 1999, these persons complied with all Section 16(a) filing requirements.



ITEM 27:  EXHIBITS

Exhibit
Number    Description

1.1       N/A

2.1*      Agreement and Plan of Merger, dated March 31, 1999, between
Worldwide Wireless and  Pacific Link Internet, Inc.

2.2*      Articles of Merger, dated  April 9, 1999, between Worldwide
Wireless and Pacific Link Internet, Inc.

2.3*      Acquisition Agreement and Plan of Merger, dated February 10,
2000, between Worldwide Wireless and Tarrab Capital Group, Inc.

2.4*      Certificate of Merger, dated February 10, 2000, between
Worldwide Wireless and Tarrab Capital Group, Inc.

2.5*      Letter of Intent dated May 8, 2000 between Worldwide
Wireless and 1st Universe Internet

3.1*      Articles of Incorporation of Second Investors Group, Inc.
dated June 10, 1992

3.2*      Certificate of Amendment to Articles of Incorporation of
Second Investors Group, Inc. filed June 19, 1998

3.3*      Certificate of Amendment to Articles of Incorporation of
Progressive Environmental Recovery Corporation dated January
29, 1999

3.4*      Amended and Restated Bylaws of Worldwide Wireless Networks,
Inc., dated September 14, 1999

4.1*      Form of Stock Purchase Warrant Agreement

4.2*      Form of 7% Convertible Debenture

5.1 Opinion of Feldhake, August & Roquemore LLP, dated March 14, 2001, as to Legality of Shares Offered

6.1       N/A

7.1       N/A

8.1       N/A

9.1       N/A

10.1*     Lease Agreement, dated March 30, 1999, between Worldwide
Wireless and NL-Orange, LP

10.2*     Agreement, dated May 20, 1999, between Bridge Technology, Inc.
and Worldwide Wireless

10.3*     Consultant Agreement, dated June 1, 1999, between Worldwide
Wireless and Columbia  Financial Group

10.4*     Employment Agreement, dated 1997, between Worldwide
Wireless and Dennis Shen

10.5*     Microwave radio status license, call sign WP0T648, dated
July 7, 1999, between Worldwide Wireless and the FCC

10.6*     Microwave radio status license call sign WP0T649, dated
July 7, 1999, between Worldwide Wireless and the FCC

10.7*     Purchase Agreement, dated October 27, 1999, between Adaptive
Broadband Corporation and Worldwide Wireless

10.8*     Private Equity Line of Credit Agreement date June 19, 2000, between Worldwide Wireless and Whitsend Investments Limited

10.9*     Registration Rights Agreement, dated June 19, 2000, between
Worldwide Wireless and Whitsend Investments Limited

10.10*    Convertible Debenture and Warrants Purchase Agreement,
dated June 30, 2000, between Worldwide Wireless and AMRO International, S.A. and Trinity Capital Advisors, Inc.

10.11*    Registration Rights Agreement dated June 30, 2000, between
Worldwide Wireless and AMRO International, S.A. and Trinity
Capital Advisors, Inc.

10.12*    Employment Agreement with Charles Bream dated January 1,
2000

10.13*    Consultant Agreement, dated July 12, 2000, between Worldwide
Wireless and Columbia  Financial Group

10.14*    Consultant Agreement, dated November 2000, between Worldwide
Wireless and Columbia  Financial Group

11.1      N/A

12.1      N/A

13.1      N/A

14.1      N/A

15.1      N/A

16.1      N/A

17.1      N/A

18.1      N/A

19.1      N/A

20.1      N/A

21.1*     Subsidiaries of the Registrant

22.1      N/A

23.1 Consent of Independent Public Accountants dated March 28, 2001, for year-end financial statements

23.2      Opinion of Feldhake, August & Roquemore LLP

99.1*     Press release dated May 8, 2000 by Worldwide Wireless and announcing the purchase of the assets of 1st Universe Internet

99.2*     Resolution of the Board of Directors of Worldwide Wireless dated July
19, 2000 authorizing the issuance of shares to Technology Equity Fund
Corporation

99.3*     Resolution of the Board of Directors of Worldwide Wireless dated May
15, 2000 authorizing the issuance of shares to The Oxford Group

99.4*     Resolution of the Board of Directors of Worldwide Wireless dated
June 1, 2000 authorizing the issuance of shares to Schumann & Associates

99.5*     Resolution of the Board of Directors of Worldwide Wireless dated
October 18, 2000 authorizing the amendment of the Warrant Agreements with Columbia Financial Group, Inc. to amend the exercise price of the warrants

99.6 Settlement Agreement, dated January 25, 2001, between Worldwide Wireless and Sinclair Davis Trading Corporation.

      *      As previously filed with the Form SB-2/A on November 21, 2000